As filed with the Securities and Exchange Commission on May 4, 2015

Registration No. 333-202053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EQT GP Holdings, LP
(Exact Name of Registrant as Specified in its Charter)

Delaware	**4922**	**30-0855134**
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222
(412) 553-5700
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Philip P. Conti
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222
(412) 553-5700
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Joshua Davidson **Mollie Duckworth** **Baker Botts L.L.P.** **One Shell Plaza** **910 Louisiana Street** **Houston, Texas 77002-4995** **(713) 229-1234**	**David P. Oelman** **Michael S. Telle** **Vinson & Elkins L.L.P.** **1001 Fannin, Suite 2500** **Houston, Texas 77002-6760** **(713) 758-2222**

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common units representing limited partner interests	$552,000,000	$64,142.40(3)

(1) Includes common units issuable upon exercise of the underwriters' option to purchase additional common units.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

(3) The total registration fee includes $34,860 that was previously paid for the registration of $300,000,000 of proposed maximum aggregate offering price in the filing of the Registration Statement on February 12, 2015 and $29,282.40 for the registration of an additional $252,000,000 of proposed maximum aggregate offering price registered hereby.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

EQT GP Holdings, LP

20,000,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We expect that the initial public offering price will be between $21.00 and $24.00 per common unit. Upon completion of this offering, we will own approximately 30.2% of the outstanding limited partner interests in EQT Midstream Partners, LP (NYSE: EQM), which we refer to as EQM, a 2.0% general partner interest in EQM and all of the incentive distribution rights in EQM. EQM is a growth-oriented limited partnership formed by EQT Corporation (NYSE: EQT), which we refer to as EQT, to own, operate, acquire and develop midstream energy assets.

All of the units being sold in this offering are being offered by EQT Gathering Holdings, LLC, a subsidiary of EQT. We will not receive any of the proceeds from this offering. Upon completion of this offering, EQT will own 224,206,838 of our common units, or approximately 91.8% of our outstanding limited partner interests.

Prior to this offering, there has been no public market for our common units. We have applied to list our common units on the New York Stock Exchange under the symbol "EQGP."

Investing in our common units involves risks. Please read "Risk Factors" beginning on page 27.

These risks include the following:

- Our only cash-generating assets are our partnership interests in EQM, and our cash flow is therefore completely dependent upon the ability of EQM to make cash distributions to its partners.

- Because EQM is substantially dependent on EQT as a primary customer, any development that materially and adversely affects EQT's operations, financial condition or market reputation could have a material and adverse impact on EQM and us.

- EQM's general partner, with our consent but without the consent of our unitholders, may limit or modify the incentive distributions we are entitled to receive from EQM, which may reduce cash distributions to you.

- A reduction in EQM's distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

- Our unitholders do not elect our general partner or vote on our general partner's directors. In addition, upon completion of this offering, EQT will own a sufficient number of our common units to allow it to prevent the removal of our general partner.

- Conflicts of interest may arise as a result of our organizational structure and the relationships among us, EQM, our respective general partners and their affiliates, including EQT. Additionally, our and EQM's partnership agreements contain modifications of state law fiduciary obligations which limit an investor's remedies.

- You will experience immediate and substantial dilution in net tangible book value of $18.37 per common unit.

- If we or EQM were treated as a corporation for U.S. federal income tax purposes, or if we or EQM were to become subject to entity-level taxation for U.S. federal or state income tax purposes, then our cash available for distribution to you would be substantially reduced.

	Per Common Unit	Total
Initial Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Selling Unitholder (Before Expenses)	$	$

(1) Excludes an aggregate structuring fee equal to 0.25% of the gross proceeds of this offering payable to Barclays Capital Inc. and Goldman, Sachs & Co. Please read "Underwriting."

The selling unitholder has granted the underwriters an option to purchase an additional 3,000,000 common units on the same terms and conditions as set forth in this prospectus if the underwriters sell more than 20,000,000 common units in this offering. We will not receive any proceeds from any units to be sold by such selling unitholder upon any exercise of the underwriters' option to purchase additional units.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Barclays, on behalf of the underwriters, expects to deliver the common units to purchasers on or about   , 2015, through the book-entry facilities of The Depository Trust Company.

Barclays   Goldman, Sachs & Co.

Prospectus dated   , 2015

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical combined financial statements and pro forma condensed combined financial statements and the notes to those financial statements, and the other documents to which we refer for a more complete understanding of this offering. Furthermore, you should carefully read "Risk Factors" and "Forward-Looking Statements" for more information about important risks that you should consider before making a decision to purchase common units in this offering. Except as otherwise indicated, the information presented in this prospectus assumes (1) an initial public offering price of $22.50 per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units from the selling unitholder. Upon the completion of this offering, we will own a 30.2% limited partner interest in EQM. The 67.8% limited partner interest in EQM that is held by the public is reflected as being attributable to noncontrolling interests in our results of operations. Unless otherwise specifically noted, financial results and operating data are shown on a 100% basis and are not adjusted to reflect our 30.2% limited partner interest in EQM. We include a glossary of some of the industry terms used in this prospectus as Appendix B.

EQT GP Holdings, LP

We are a limited partnership formed in January 2015 to own partnership interests in EQT Midstream Partners, LP (NYSE: EQM), a growth-oriented limited partnership formed by EQT Corporation (NYSE: EQT) to own, operate, acquire and develop midstream assets in the Appalachian Basin. EQT is a large, investment grade natural gas producer with approximately 630,000 gross acres within the Marcellus Shale, as of December 31, 2014. EQT is the ultimate parent company of us and EQM. Upon completion of this offering, EQT will own approximately 91.8% of our outstanding limited partner interests and 100% of our non-economic general partner interest. Our only cash-generating assets consist of our partnership interests in EQM, which upon the completion of this offering will consist of:

- 21,811,643 EQM limited partner units, representing a 30.2% limited partner interest in EQM;

- 1,443,015 EQM general partner units, representing a 2.0% general partner interest in EQM; and

- all of EQM's incentive distribution rights, or IDRs, which entitle us to receive up to 48.0% of all incremental cash distributed in a quarter after $0.5250 has been distributed in respect of each common unit and general partner unit of EQM for that quarter.

EQM's operations are primarily focused in southwestern Pennsylvania and northern West Virginia, a strategic location in the core of the rapidly developing natural gas shale play known as the Marcellus Shale. This same region is also the core operating area of EQT, EQM's largest customer. EQT accounted for approximately 69% of EQM's revenues generated for the three months ended March 31, 2015 and the year ended December 31, 2014. EQM provides midstream services to EQT and multiple third parties across 21 counties in Pennsylvania and West Virginia through its two primary assets: its transmission and storage system, which serves as a header system transmission pipeline, and its gathering system, which delivers natural gas from wells and other receipt points to transmission pipelines. EQM provides substantially all of its natural gas transmission, storage and gathering services under contracts with long-term, firm reservation and/or usage fees. This contract structure enhances the stability of EQM's cash flows and limits its direct exposure to commodity price risk. As of December 31, 2014, the weighted average remaining contract life based on total projected contracted revenues for firm transmission and storage contracts, including those on the Allegheny Valley Connector facilities (AVC), was approximately 17 years. As of December 31, 2014, approximately 87% of EQM's contracted transmission firm capacity was subscribed by customers under negotiated rate agreements under its tariff.

our common units, $1.1 million on our general partner interest and $10.1 million on our IDRs) based upon the number of outstanding EQM partnership interests at the closing of this offering. Based on this aggregate quarterly distribution, the number of our units outstanding upon the closing of this offering and our expected level of expenses and reserves that our general partner believes prudent to maintain, any of which are subject to change, we expect to make an initial quarterly distribution of $0.10 per common unit, or $0.40 per common unit on an annualized basis.

We may, but are not required to, facilitate EQM's growth activities by, among other things, (i) agreeing to modify the IDRs on a temporary or permanent basis, (ii) making a loan or capital contribution to EQM with funds raised through the offering of our equity or debt securities or our potential borrowing under our anticipated working capital facility with EQT or under a future third-party credit facility to fund an acquisition or growth capital project by EQM or (iii) providing EQM with other forms of credit support, such as guarantees related to financing a project or other types of support related to a merger or acquisition transaction. As described under "Use of Proceeds," EQT Gathering Holdings, LLC, a wholly owned subsidiary of EQT, will receive all the proceeds from this offering. EQT intends to use the proceeds of the offering to fund a portion of its 2015 capital expenditure budget, a portion of which includes continued investments in midstream assets of EQT, and for other general corporate purposes. EQT does not intend to use the proceeds from this offering to directly facilitate EQM's growth activities, although we believe EQT's continued investment in midstream assets will ultimately benefit EQM, and us as a result of our partnership interests in EQM.

As a result of our ownership of EQM's IDRs, we are positioned to grow our distributions disproportionately relative to the growth rate of EQM's common unit distributions. The following graphs illustrate the historical quarterly distributions per limited partner unit paid by EQM since its initial public offering through the first quarter of 2015 and the corresponding aggregate distributions on the EQM interests to be owned by us immediately following this offering, including common units, a 2.0% general partner interest and IDRs, based on the outstanding EQM partnership interests on the distribution record dates for the periods presented. Accordingly, our primary business objective is to increase our cash available for distribution to our unitholders through EQM's execution of its business strategy of expanding its natural gas transmission, storage and gathering operations through accretive acquisitions and organic growth opportunities.

Risk Factors

An investment in our common units involves risks associated with our and EQM's business, regulatory and legal matters, limited partnership structure and the tax characteristics of our and EQM's common units. You should carefully consider the risks described in "Risk Factors" beginning on page 27 of this prospectus and the other information in this prospectus before deciding whether to invest in our common units.

Risks Inherent in an Investment in Us

- Our only cash-generating assets are our partnership interests in EQM, and our cash flow is therefore completely dependent upon the ability of EQM to make cash distributions to its partners.

- EQM GP, with our consent but without the consent of our unitholders, may limit or modify the incentive distributions we are entitled to receive from EQM, which may reduce cash distributions to you.

- In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution or to increase distributions.

- Our rate of growth may be reduced to the extent we purchase additional EQM common units, which will reduce the percentage of our cash flow that we receive from the incentive distribution rights.

- Our ability to meet our financial needs may be adversely affected by our cash distribution policy and our lack of operational assets.

- A reduction in EQM's distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

- EQM may issue additional limited partner interests or other equity securities, which may increase the risk that EQM will not have sufficient available cash to maintain or increase its cash distributions to us.

- If distributions on our common units are not paid with respect to any fiscal quarter, including our expected initial quarterly distribution, our unitholders will not be entitled to receive such missed payments in the future.

- Our and EQM's cash distribution policies limit our respective abilities to grow.

- The terms of any future debt that we may incur may limit the distributions that we can pay to our unitholders.

- Our unitholders do not elect our general partner or vote on our general partner's directors. In addition, upon completion of this offering, EQT will own a sufficient number of our common units to allow it to prevent the removal of our general partner.

- You will experience immediate and substantial dilution of $18.37 per common unit in the net tangible book value of your common units.

Risks Related to Conflicts of Interest

- EQM GP owes duties to EQM's unitholders that may conflict with our interests.

- Potential conflicts of interest may arise among our general partner, its affiliates and us. Our general partner has limited its state law fiduciary duties to us and our unitholders, which may

Our Structure

We were formed in January 2015 as a Delaware limited partnership and a wholly owned subsidiary of EQT Gathering Holdings, LLC (EQT Gathering Holdings), a Delaware limited liability company and wholly owned subsidiary of EQT Corporation. EQT Corporation and certain of its affiliates currently own, directly or indirectly, the 2.0% general partner interest, the incentive distribution rights and 21,811,643 common units representing limited partner interests in EQM, all of which will be contributed to us at or prior to the closing of this offering.

In connection with the offering, the following transactions have occurred:

- EQT Gathering, LLC, a wholly owned subsidiary of EQT Gathering Holdings, distributed its interest in EQM LP and EQM GP to EQT Gathering Holdings;

- EQM LP merged with and into us, resulting in our ownership of 21,811,643 EQM common units, representing a 30.2% limited partner interest in EQM;

- EQT Gathering Holdings contributed its interest in EQM GP to us, resulting in our ownership of a 2.0% general partner interest in EQM and all of EQM's incentive distribution rights;

At the closing of this offering, EQT Gathering Holdings will sell 20,000,000 of our common units to the public in this offering, representing an 8.2% limited partner interest in us, and will use the proceeds of this offering as described in "Use of Proceeds."

In addition, at the closing of this offering, we expect to enter into a $50 million working capital facility with EQT. Please read "Certain Relationships and Related Party Transactions—Agreements Entered Into or to be Entered Into in Connection with this Offering—Working Capital Loan Agreement."

While we, like EQM, are structured as a limited partnership, our capital structure and cash distribution policy differ materially from those of EQM. Most notably, (i) our general partner does not have an economic interest in us and is not entitled to receive any distributions from us and (ii) our capital structure does not include incentive distribution rights. Therefore, our distributions will be allocated exclusively to our common units.

The following chart depicts our organization and ownership structure after giving effect to this offering and the related transactions.


EQT Corporation and its Subsidiaries
("EQT")
(NYSE: EQT)
100% indirect ownership interest
EQT Gathering Holdings, LLC
(the "selling unitholder")
224,206,838 EQGP Common Units
100% ownership interest
EQGP Public Unitholders
20,000,000 EQGP Common Units
EQT GP Services, LLC
("our general partner")
91.8% limited partner interest
8.2% limited partner interest
non-economic general partner interest
EQT GP Holdings, LP
(NYSE: EQGP)
21,811,643 EQM Common Units
100% ownership interest
EQT Midstream Services, LLC
("EQM GP")
1,443,015 EQM General Partner Units
EQM Incentive Distribution Rights
30.2% limited partner interest
2.0% general partner interest
EQM Public Unitholders
48,896,063 EQM Common Units
67.8% limited partner interest
EQT Midstream Partners, LP
("EQM")
(NYSE: EQM)
Operating Subsidiaries

The Offering

Common units offered to the public . . . .   20,000,000 common units, or 23,000,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering . . . .   244,206,838 common units.

Use of proceeds . . . .   We will not receive any proceeds from this offering. EQT Gathering Holdings, LLC, a wholly owned subsidiary of EQT, will receive all the proceeds from this offering. We expect the net proceeds of this offering to EQT Gathering Holdings, LLC will be approximately $426.4 million, based upon the assumed initial public offering price of $22.50 per common unit (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and structuring fees. EQT will pay the expenses of the offering.

Cash distributions . . . .   Upon the closing of this offering, we expect to pay quarterly distributions at an initial rate of $0.10 per common unit ($0.40 per common unit on an annual basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. Our ability to pay cash distributions at this initial rate is subject to various restrictions and other factors described in more detail under the caption "Our Cash Distribution Policy and Restrictions on Distributions."

We will pay our unitholders a prorated cash distribution for the first quarter that we are publicly traded. This cash distribution will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. We expect to pay this cash distribution on or about August 24, 2015. Any distributions received by us from EQM related to periods prior to the closing of this offering will be distributed to EQT.

Our pro forma available cash for each of the twelve months ended March 31, 2015 and the year ended December 31, 2014 would have been approximately $97.7 million. This amount would have been sufficient for us to pay our estimated annualized initial quarterly distribution of $97.7 million on all of our common units for each such period.

	We believe that we will have sufficient available cash to pay the estimated annualized initial quarterly distribution for the twelve months ending June 30, 2016. Please read "Our Cash Distribution Policy and Restrictions on Distributions."
Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units and other equity securities without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement of EQT GP Holdings, LP—Issuance of Additional Securities."
Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 80% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Following the completion of this offering, EQT and its affiliates will own an aggregate of approximately 91.8% of our common units. This will give EQT the ability to prevent the involuntary removal of our general partner. Please read "The Partnership Agreement of EQT GP Holdings, LP—Voting Rights."
Limited call right	If at any time our general partner and its affiliates own more than 95% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units, as calculated in accordance with our partnership agreement.

Directed unit program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 6.0% of the common units offered by this prospectus for sale to some of the directors, officers, employees, business associates and related persons of our general partner and its affiliates; a portion of such reserved common units may be purchased by directors and officers with matching funds from EQT and/or EQGP. If these persons purchase reserved common units, the purchased units will be subject to the lock-up restrictions described in "Underwriting—Directed Unit Program" and the purchased units will reduce the number of common units available for sale to the general public. Any reserved common units that are not so purchased will be offered by the underwriters to the general public on the same terms as the other common units offered by this prospectus. Please read "Underwriting—Directed Unit Program," and "Certain Relationships and Related Party Transactions—Agreements Entered Into or to be Entered Into in Connection with this Offering."
Material federal income tax consequences	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2017, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $0.40 per common unit, we estimate that your average allocable taxable income per year will be no more than $0.08 per common unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions."
	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material Federal Income Tax Consequences."
Agreement to be bound by the partnership agreement	By purchasing a common unit, you will be deemed to have agreed to be bound by all the terms of our partnership agreement.

Summary Historical and Pro Forma Financial and Operating Data

The following table shows the summary historical financial and operating data of EQT GP Holdings Predecessor, and selected pro forma financial data of EQT GP Holdings, LP as of the dates and for the periods indicated. The summary historical combined statements of operations and cash flow data for the three months ended March 31, 2015 and 2014 and the balance sheet data as of March 31, 2015 are derived from our unaudited historical combined financial statements included elsewhere in this prospectus. The summary historical combined statements of operations and cash flow data for the years ended December 31, 2014, 2013 and 2012 and the balance sheet data as of December 31, 2014 and 2013 are derived from our audited historical combined financial statements included elsewhere in this prospectus. The summary historical combined balance sheet data as of December 31, 2012 is derived from our unaudited historical combined financial statements not included in this prospectus. This financial information is an integral part of, and should be read in conjunction with, the combined financial statements and notes thereto included elsewhere in this prospectus, "Selected Historical and Pro Forma Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The summary historical combined financial statements of our Predecessor include the assets, liabilities and results of operations of EQM GP and EQM LP. Prior to this offering and the transactions described in "Prospectus Summary—Our Structure," EQM GP and EQM LP were wholly owned subsidiaries of EQT and directly held EQT's partnership interests in EQM, with EQM GP holding the EQM general partner and incentive distribution rights interests and EQM LP holding EQT's limited partner interest in EQM. Because EQM GP controls EQM through its general partner interest, the historical financial statements of EQM and its consolidated subsidiaries are also included in the combined financial statements of our Predecessor.

We have no separate operating activities apart from those conducted by EQM, and our cash flows consist solely of distributions from EQM on the partnership interests we own, including the incentive distribution rights. Accordingly, the summary historical financial data set forth in the following table primarily reflect the operating activities and results of operations of EQM. The limited partner interests in EQM owned by the public are reflected as noncontrolling interests on our balance sheet and the public unitholders' (non-affiliated partners') share of income from EQM is reflected as a reduction of net income available to us in our results of operations.

The summary unaudited pro forma financial data presented below have been prepared as if certain transactions to be effected at the closing of this offering had taken place on January 1, 2014 in the case of the unaudited pro forma statement of operations data for the three months ended March 31, 2015 and the year ended December 31, 2014, and as if certain transactions occurred on March 31, 2015 in the case of unaudited pro forma balance sheet data. These transactions include:

- The consummation of the transactions described under "Prospectus Summary—Our Structure"; and

- The sale of 20,000,000 of our common units by EQT Gathering Holdings to the public, representing an 8.2% limited partner interest in us.

For a description of all of the assumptions used in preparing the unaudited summary pro forma financial data, you should read the notes to our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The pro forma financial data should not be considered as indicative of the historical results we would have had or the future results that we will have after this offering.

	Pro Forma		Historical				
	Three Months Ended March 31, 2015	**Year Ended December 31, 2014**	**Three Months Ended March 31,**		**Year Ended December 31,**		
			2015	**2014**	**2014**	**2013**	**2012**
	(unaudited)		(unaudited)				
			(In thousands, except per unit and operating data)				
Statement of Operations Data:							
Total operating revenues	$ 154,811	$ 476,547	$ 154,811	$107,908	$ 476,547	$ 354,001	$ 236,293
Operating expenses:							
Operating and maintenance	14,479	55,276	14,479	12,739	55,276	42,727	38,709
Selling, general and administrative (a)	15,653	48,505	15,653	12,555	48,505	35,574	24,978
Depreciation and amortization . . .	11,927	46,054	11,927	9,997	46,054	30,906	22,006
Total operating expenses	42,059	149,835	42,059	35,291	149,835	109,207	85,693
Operating income	112,752	326,712	112,752	72,617	326,712	244,794	150,600
Other income	714	2,349	714	269	2,349	1,242	8,228
Interest expense	11,457	30,856	11,457	5,655	30,856	1,672	2,944
Income tax expense (b)	6,703	31,705	20,334	18,610	70,619	86,471	53,182
Net income	95,306	266,500	81,675	48,621	227,586	157,893	102,702
Net income attributable to noncontrolling interests	47,741	124,025	47,741	18,742	124,025	47,243	13,016
Net income attributable to EQT GP Holdings Predecessor	$ 47,565	$ 142,475	$ 33,934	$ 29,879	$ 103,561	$ 110,650	$ 89,686
Pro forma net income per EQGP common unit	$ 0.15	$ 0.36	▲				
Balance Sheet Data (at period end; data as of December 31, 2012 is unaudited):							
Total assets (c)	$2,012,868		$2,383,358		$2,126,679	$1,581,565	$1,312,568
Property, plant and equipment, net . .	1,649,353		1,649,353		1,605,317	1,277,428	900,876
Long-term debt	492,825		492,825		492,633	—	—
Long-term lease obligation (d)	144,794		144,794		143,828	133,733	—
Total equity and partners' capital . . .	1,007,711		1,177,733		1,011,998	1,112,460	1,034,430
Cash Flow Data:							
Net cash provided by (used in):							
Operating activities			$ 114,659	$ 47,648	$ 300,578	$ 261,125	$ 200,094
Investing activities			(532,435)	(52,008)	(486,303)	(283,011)	(273,225)
Financing activities			458,101	(79,768)	109,028	(92,821)	435,826
Other EQM Financial Data (unaudited):							
Adjusted EBITDA (e)			$ 96,560	$ 41,089	$ 255,648	$ 119,510	$ 80,329
Distributable cash flow (e)			89,981	38,891	229,484	101,371	66,748
EQM Operating Data (unaudited):							
Transmission pipeline throughput (BBtu per day)			2,238	1,600	1,794	1,146	606
Gathered volumes (BBtu per day) . . .			1,487	954	1,153	864	464
Capital expenditures			$ 57,731	$ 48,450	$ 353,302	$ 275,532	$ 286,000

(a) Pro forma selling, general and administrative expenses do not give effect to annual incremental selling, general and administrative expenses of approximately $3.0 million that we expect to incur as a result of being a publicly traded partnership.

(b) Due to our limited partnership structure, we, like EQM, will not be subject to U.S. federal income tax or state income tax in the future. Our historical statements include U.S. federal and state income tax incurred by our Predecessor.

(c) Pro forma total assets as of March 31, 2015 include an adjustment to eliminate $370.5 million of current and deferred income taxes as a result of EQGP's partnership status for U.S. federal and state income tax purposes.

quarterly distribution of $0.10 per common unit. The actual amount of cash that is available for distribution to our unitholders will depend on numerous factors, many of which are beyond our control or the control of our general partner.

Our ability to meet our financial needs may be adversely affected by our cash distribution policy and our lack of operational assets.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash quarterly. Our only cash-generating assets are partnership interests in EQM, and we currently have no independent operations separate from those of EQM. Moreover, as discussed below, a reduction in EQM's distributions will disproportionately affect the amount of cash distributions we receive. Given that our cash distribution policy is to distribute available cash and not retain it and that our only cash-generating assets are partnership interests in EQM, we may not have enough cash to meet our needs if any of the following events occur:

- an increase in our operating expenses;

- an increase in our general and administrative expenses;

- an increase in our working capital requirements; or

- an increase in the cash needs of EQM or its subsidiaries that reduces EQM's distributions.

A reduction in EQM's distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

Our ownership of all the incentive distribution rights in EQM entitles us to receive specified percentages of total cash distributions made by EQM with respect to any particular quarter only in the event that EQM distributes more than $0.4025 per unit for such quarter. As a result, the holders of EQM's common units have a priority over us to cash distributions by EQM up to and including $0.4025 per unit for any quarter.

Because we are currently participating at the 48.0% level on the incentive distribution rights, future growth in distributions paid by EQM will not result in an increase in our share of incremental cash distributed by EQM. Furthermore, a decrease in the amount of distributions by EQM to less than $0.5250 per unit per quarter would reduce our percentage of the incremental cash distributions above $0.4375 per common unit per quarter from 48.0% to 23.0%, and a decrease in the amount of distributions by EQM to levels below the other established target distribution level of $0.4025 would further reduce our percentage of the incremental cash distributions from EQM. As a result, any reduction in quarterly cash distributions from EQM would have the effect of disproportionately reducing the amount of distributions that we receive from EQM based on our ownership of the incentive distribution rights in EQM as compared to cash distributions we receive from EQM with respect to our 2.0% general partner interest in EQM and our EQM common units.

If distributions on our common units are not paid with respect to any fiscal quarter, including our expected initial quarterly distribution, our unitholders will not be entitled to receive such missed payments in the future.

Our distributions to our unitholders will not be cumulative. Consequently, if distributions on our common units are not paid with respect to any fiscal quarter, including our expected initial quarterly distribution, our unitholders will not be entitled to receive such missed payments in the future.

Our and EQM's cash distribution policies limit our respective abilities to grow.

Because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. In fact, our growth will initially and in the future is expected to be completely dependent upon EQM's ability to increase its quarterly distribution per unit because currently our only cash-generating assets are partnership interests in EQM. If we issue additional units or incur debt, including under our working capital facility, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

In addition, consistent with the terms of its partnership agreement, EQM distributes to its partners all of its available cash each quarter. To the extent EQM does not have sufficient cash reserves or is unable to finance growth externally, its cash distribution policy will significantly impair its ability to grow. Further, to the extent EQM issues additional units in connection with any acquisitions or expansion capital projects, the payment of distributions on those additional units may increase the risk that EQM will be unable to maintain or increase its per unit distribution level, which in turn may impact the available cash that we have to distribute to our unitholders. The incurrence of additional debt to finance EQM's growth strategy would result in increased interest expense to EQM, which in turn may reduce the available cash that we have to distribute to our unitholders.

The future debt that we incur may limit the distributions that we can pay to our unitholders.

Our payment of principal and interest on any indebtedness, including under our working capital facility, will reduce our cash available for distribution to our unitholders. We anticipate that any credit facility we enter into in the future would limit our ability to pay distributions to our unitholders during an event of default or if an event of default would result from the distributions.

In addition, pursuant to the terms of our working capital facility, EQT may terminate the facility upon 90 days' notice. If EQT were to terminate the working capital facility, we may be unable to enter into additional financing arrangements with third parties on commercially reasonable terms, or at all. Moreover, any future indebtedness may adversely affect our ability to obtain additional financing for future operations or capital needs, limit our ability to pursue other business opportunities, or make our results of operations more susceptible to adverse economic or operating conditions.

Our unitholders do not elect our general partner or vote on our general partner's directors. In addition, upon completion of this offering, EQT will own a sufficient number of our common units to allow it to prevent the removal of our general partner.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights and, therefore, limited ability to influence management's decisions regarding our business. Our unitholders do not have the ability to elect our general partner or the members of our general partner's board of directors and will have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis in the future. The members of our general partner's board of directors, including the independent directors, are chosen by EQT, the owner of our general partner. Furthermore, if our public unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our general partner may not be removed except upon the vote of the holders of at least 80% of the outstanding common units. Because EQT will own more than 20% of our outstanding common units after this offering, our public unitholders will be unable to remove our general partner without EQT's consent. Moreover, any removal of our general partner is also subject to approval of a successor general partner by the vote of the holders of a majority of the outstanding common units voting as a separate class. Upon completion of this offering, EQT will own approximately 91.8% of our outstanding units. Please read "The Partnership Agreement of EQT GP Holdings, LP—Withdrawal or Removal of the General Partner."

As a result of these provisions, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price. Please read "The Partnership Agreement of EQT GP Holdings, LP—Meetings; Voting."

You will experience immediate and substantial dilution in net tangible book value of $18.37 per common unit.

The assumed initial public offering price of $22.50 per common unit exceeds our pro forma net tangible book value of $4.13 per unit. Based on the assumed initial public offering price of $22.50 per common unit, you will incur immediate and substantial dilution of $18.37 per common unit. Please read "Dilution."

Our general partner may cause us to issue additional common units or other equity securities without your approval, which would dilute your ownership interests.

Our general partner may cause us to issue additional common units or other equity securities, including securities that rank senior to the common units, without the approval of our unitholders. The issuance by us of additional common units or other equity securities will have the following effects:

- our existing unitholders' proportionate ownership interest in us will decrease;

- the amount of cash available for distribution on each unit may decrease;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of the common units may decline.

Please read "The Partnership Agreement of EQT GP Holdings, LP—Issuance of Additional Securities."

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, EQT, the owner of our general partner, may transfer all or a portion of its ownership interest in our general partner to a third party, also without unitholder consent. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own designees and thereby exert significant control over the decisions made by the board of directors and officers.

If EQM's unitholders remove EQM GP, we would lose our general partner interest and incentive distribution rights in EQM and the ability to manage EQM.

We currently manage EQM through EQM GP, our wholly owned subsidiary and the general partner of EQM. EQM's partnership agreement, however, gives unitholders of EQM the right to remove EQM GP upon the affirmative vote of holders of 66⅔% of EQM's outstanding units. If EQM GP were to be removed as general partner of EQM, it would receive cash or EQM common units in exchange for its 2.0% general partner interest and the incentive distribution rights and would lose its ability to manage EQM. While the EQM common units or cash EQM GP would receive are intended under the terms of EQM's partnership agreement to fully compensate it in the event such an exchange is required, the value of these EQM common units or of the investments EQM GP makes with the cash over time may not be equivalent to the value of the general partner interest and the incentive distribution rights had it retained them. Furthermore, the conversion of the incentive distribution rights into EQM common units would disproportionately impact the amount of cash distributions to which we are entitled with respect to increases in EQM distributions. Please read "The Partnership Agreement of EQT Midstream Partners, LP—Withdrawal or Removal of the General Partner" and "—If in the future we cease to manage and control EQM, we may be deemed to be an investment company under the Investment Company Act."

limiting our unitholders' ability to influence the manner or direction of our management. As a result, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

EQM may issue additional limited partner interests or other equity securities, which may increase the risk that EQM will not have sufficient available cash to maintain or increase its cash distribution level.

EQM has wide latitude to issue additional limited partner interests on the terms and conditions established by its general partner. We receive cash distributions from EQM on the general partner interest, incentive distribution rights and limited partner interests that we hold. Because we expect a growing portion of the cash we receive from EQM to be attributable to our ownership of the incentive distribution rights, payment of distributions on additional EQM limited partner interests may increase the risk that EQM will be unable to maintain or increase its quarterly cash distribution per unit, which in turn may reduce the amount of incentive distributions we receive and the available cash that we have to distribute to our unitholders.

If EQM GP is not fully reimbursed or indemnified for obligations and liabilities it incurs in managing the business and affairs of EQM, its value and, therefore, the value of our common units could decline.

EQM GP, as the general partner of EQM, may make expenditures on behalf of EQM for which it will seek reimbursement from EQM. Under Delaware partnership law, EQM GP, in its capacity as the general partner of EQM, has unlimited liability for the obligations of EQM, such as its debts and environmental liabilities, except for those contractual obligations of EQM that are expressly made without recourse to the general partner. To the extent EQM GP incurs obligations on behalf of EQM, it is entitled to be reimbursed or indemnified by EQM. If EQM is unable or unwilling to reimburse or indemnify EQM GP, EQM GP may not be able to satisfy those liabilities or obligations, which would reduce its cash flows to us.

The amount of cash distributions that we will be able to distribute to our unitholders will be reduced by the incremental costs associated with our being a publicly traded partnership, other general and administrative expenses and any reserves that our general partner believes it is prudent to maintain for the proper conduct of our business and for future distributions.

Before we can pay distributions to our unitholders, we will first pay our expenses, including the costs of being a publicly traded partnership, which we expect to be approximately $3.0 million per year, and other operating expenses, and may establish reserves for debt service requirements, if any, for future distributions during periods of limited cash flows or for other purposes. In addition, we may reserve funds to allow our wholly owned subsidiary, EQM GP, to make capital contributions to EQM in order to maintain EQM GP's 2.0% general partner interest in EQM in the event that EQM issues additional common units.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. Following this offering, the market price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering there has been no public market for our common units. After this offering, there will be only 20,000,000 publicly traded common units, assuming no exercise of the underwriters' option to purchase additional units. In addition, EQT will own 224,206,838 common units, representing a 91.8% limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units was determined by negotiations between us, the selling unitholder and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

- the level of EQM's quarterly distributions;

- EQM's quarterly or annual earnings or those of other companies in its industry;

- the loss of a large customer;

- announcements by EQM, its affiliates, or our competitors of significant contracts or acquisitions;

- changes in accounting standards, policies, guidance, interpretations or principles;

- general economic conditions;

- the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

- future sales of our common units; and

- other factors described in these "Risk Factors."

Our common units and EQM's common units may not trade in relation or proportion to one another.

Our common units and EQM's common units may not trade in simple relation or proportion to one another. Instead the trading prices may diverge because, among other things:

- EQM's cash distributions to its common unitholders have a priority over distributions on its incentive distribution rights;

- we participate in the distributions on EQM GP's general partner interest and incentive distribution rights in EQM while EQM's common unitholders do not; and

- we may pursue business opportunities separate and apart from EQM or any of its affiliates.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by EQT or other large holders.

After this offering, we will have 244,206,838 common units outstanding. All of the 224,206,838 common units that are held by EQT, representing 91.8% of our outstanding common units (assuming no exercise by the underwriters of their option to purchase additional units), will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. This lock-up agreement with the underwriters may be waived in the discretion of Barclays Capital Inc. and Goldman, Sachs & Co., as representatives of the underwriters. Sales by EQT or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, under our partnership agreement, our general partner and its affiliates, including EQT, have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. Please read "Units Eligible for Future Sale."

Risks Related to Conflicts of Interest

Conflicts of interest exist and may arise in the future among us, EQM and our respective general partners and affiliates, including EQT, the owner of our general partner. For a further discussion of conflicts of interest that may arise, please read "Conflicts of Interest and Fiduciary Duties."

EQM GP owes duties to EQM's unitholders that may conflict with our interests, including in connection with the terms of contractual agreements, the determination of cash distributions to be made by EQM, and the determination of whether EQM should make acquisitions and on what terms.

Conflicts of interest exist and may arise in the future as a result of the relationships between us and our affiliates, including EQM GP, on the one hand, and EQM and its limited partners, on the other hand. The directors and officers of EQM GP have duties to manage EQM in a manner beneficial to us, as EQM GP's owner. At the same time, EQM GP, as the general partner of EQM, has a duty to manage EQM in a manner beneficial to EQM and its limited partners. The board of directors of EQM GP or its conflicts committee will resolve any such conflict and have broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.

For example, conflicts of interest may arise in connection with the following:

- the terms and conditions of any contractual agreements between us and our affiliates, including EQT, on the one hand, and EQM, on the other hand;

- the determination of the amount of cash to be distributed to EQM's partners, including us, and the amount of cash to be reserved for the future conduct of EQM's business;

- the determination of whether EQM should make acquisitions and on what terms;

- the determination of whether EQM should use cash on hand, borrow or issue equity to raise cash to finance acquisitions or expansion capital projects, repay indebtedness, meet working capital needs, pay distributions or otherwise;

- any decision we make in the future to engage in business activities independent of EQM; and

- the allocation of shared overhead expenses to EQM and us.

Potential conflicts of interest may arise among our general partner, its affiliates and us. Our general partner has limited its state law fiduciary duties to us and our unitholders, which may permit it to favor its own interests to the detriment of us and our unitholders.

Upon completion of this offering, EQT, the owner of our general partner, will own a 91.8% limited partner interest in us. Conflicts of interest may arise among our general partner and its affiliates (including EQT), on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

- our general partner is allowed to take into account the interests of parties other than us in resolving conflicts of interest, which has the effect of limiting its state law fiduciary duty to our unitholders;

- our general partner determines whether or not we incur debt and that decision may affect our or EQM's credit ratings;

- our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner's fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

- our general partner will not be in breach of its obligations under our partnership agreement (including any duties to us or our unitholders) if a transaction with an affiliate or the resolution of a conflict of interest is:

  - approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

  - approved by the vote of a majority of our outstanding common units, excluding any common units owned by our general partner and its affiliates;

  - determined by the board of directors of our general partner to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

  - determined by the board of directors of our general partner to be fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner or the conflicts committee must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest satisfies either of the standards set forth in the third and fourth sub-bullets above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Our general partner has a call right that may require you to sell your common units at an undesirable time or price.

If at any time more than 95% of our outstanding common units are owned by our general partner and its affiliates, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the remaining units held by unaffiliated persons at a price that is not less than the then-current market price of the common units. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. At the completion of this offering and assuming the underwriters do not exercise their option to purchase additional common units, affiliates of our general partner will own 91.8% of our common units. For additional information about the call right, please read "The Partnership Agreement of EQT GP Holdings, LP—Limited Call Right."

Our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without prior approval of our unitholders.

Our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without prior approval of our unitholders. If our general partner at any time were to decide to incur debt and secure its obligations or indebtedness by all or substantially all of our assets, and if our general partner were to be unable to satisfy such obligations or repay such indebtedness, the lenders could seek to foreclose on our assets. The lenders could also sell all or substantially all of our assets under such foreclosure or other realization upon those encumbrances without prior approval of our unitholders, which would adversely affect the price of our common units.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the units in this offering. All of the units being sold in this offering are being offered by EQT Gathering Holdings, LLC, a wholly owned subsidiary of EQT. Please read "Security Ownership of Management and Selling Unitholder." EQT intends to use the net proceeds from this offering to fund a portion of its 2015 capital expenditure budget and for other general corporate purposes. EQT does not intend to use the proceeds from this offering to directly facilitate EQM's growth activities. We expect that the total expenses of this offering, excluding underwriting discounts, commissions and structuring fees, will be approximately $3.3 million. EQT will pay the expenses of the offering.

CAPITALIZATION

The following table shows our cash and cash equivalents and the historical capitalization of EQT GP Holdings Predecessor as of March 31, 2015:

- on a combined historical basis; and

- on a pro forma basis after giving effect to (i) the transactions described under "Prospectus Summary—Our Structure" and (ii) the sale of 20,000,000 of our common units by EQT Gathering Holdings to the public, representing an 8.2% limited partner interest in us.

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2015	
	Predecessor Historical	EQT GP Holdings, LP Pro Forma
	(In thousands)	
Cash and cash equivalents	$ 211,616	$ 211,616
Debt:		
EQM short-term loans	$ 299,000	$ 299,000
EQM 4.00% senior notes due 2024 (a)	492,825	492,825
EQM lease obligation	144,794	144,794
Total debt (b)	936,619	936,619
Equity and partners' capital:		
Partners' capital	$(1,138,673)	$ —
Common unitholders—public	—	450,000
Common unitholders—EQT	—	(1,758,695)
Noncontrolling interests	2,316,406	2,316,406
Total equity and partners' capital	1,177,733	1,007,711
Total capitalization	$ 2,114,352	$ 1,944,330

(a) Net of unamortized discount and debt issuance costs of $7.2 million.

(b) Upon the closing of this offering, we expect to enter into a $50 million working capital facility with EQT as lender with no amounts drawn at such time.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2015, after giving effect to the offering of common units at an assumed initial public offering price of $22.50, the net tangible book value of our assets would have been $1,007.7 million, or $4.13 per common unit. The net tangible book value remains unchanged when adjusted for the sale of common units in this offering by a subsidiary of EQT and regardless of whether the underwriters' option to purchase additional units is exercised. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit	$22.50
Less: Pro forma net tangible book value per unit before and after this offering (a)	4.13
Immediate dilution in pro forma net tangible book value per unit attributable to purchasers in this offering (b)	$18.37

(a) Determined by dividing the net tangible book value by 244,206,838, the number of common units to be issued to EQT and its affiliates for their contribution of assets and liabilities to us.

(b) If the initial public offering price were to increase or decrease by $1.00 per common unit, immediate dilution in net tangible book value per common unit would increase or decrease by $1.00.

partners, other than in an event of default, EQM may in the future enter into other debt arrangements containing restrictions on making cash distributions.

- EQM's partnership agreement authorizes EQM GP to approve any waiver, reduction, limitation or modification of or to EQM's incentive distribution rights without the consent of our or EQM's unitholders, as long as such modification does not adversely affect EQM's limited partners considered as a whole or any particular class of EQM partnership interests as compared to other classes of EQM partnership interests in any material respect. When determining whether or not to approve any such waiver or modification, EQM GP's board of directors or its conflicts committee may consider whatever information it believes appropriate in making such determination. EQM GP's board of directors or its conflicts committee must also subjectively believe that any such modification is in the best interest of EQM. Please read "Risk Factors— Risks Inherent in an Investment in Us—EQM GP, with our consent but without the consent of our unitholders, may limit or modify the incentive distributions we are entitled to receive from EQM, which may reduce cash distributions to you."

- Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, EQM may not make a distribution to us and we may not make a distribution to you if such distribution would cause EQM's or our liabilities to exceed the fair value of each party's respective assets, as applicable.

- While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended by a vote of holders of a majority of our common units. At the closing of this offering, EQT will own our general partner and approximately 91.8% of our outstanding common units.

- We may lack sufficient cash to pay distributions to our unitholders due to increases in our or EQM's operating or general and administrative expenses, principal and interest payments on debt, tax expenses, working capital requirements and anticipated cash needs of us or EQM and its subsidiaries.

Our Cash Distribution Policy Limits Our Ability to Grow

As with most other publicly traded partnerships, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. Since our only cash-generating assets are our partnership interests in EQM, our growth will be dependent upon EQM's ability to increase its quarterly cash distributions. If we issue additional common units or incur debt, the payment of distributions on those additional common units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

EQM's Ability to Grow is Dependent on its Ability to Access External Expansion Capital

Consistent with the terms of its partnership agreement, EQM distributes to its partners all of its available cash each quarter. As a result, it relies primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund its acquisitions and expansion capital expenditures. As a result, to the extent EQM is unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because EQM distributes all of its available cash, its growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent EQM issues additional common units and maintains or increases its distribution level per unit, the available cash that we have to distribute to our unitholders should generally increase. However, if EQM issues additional common units and is unable to maintain its distribution level, the cash that we have to distribute to our unitholders should generally decrease. In addition, the incurrence of additional debt to finance EQM's growth strategy would result in increased interest expense to EQM, which in turn may impact its distributions to us and the available cash that we have to distribute to our unitholders.

71

Our Initial Quarterly Distribution

Our Cash Distribution Policy

Upon completion of this offering, we expect to pay an initial quarterly distribution of $0.10 per common unit, or $0.40 per common unit on an annualized basis. This equates to an aggregate cash distribution of approximately $24.4 million per quarter (approximately $97.7 million on an annualized basis) based on the number of common units expected to be outstanding immediately after the completion of this offering.

Any distributions received by us from EQM related to periods prior to the closing of this offering will be distributed entirely to EQT or its affiliates. We will pay a prorated cash distribution for the first quarter that we are a publicly traded partnership. This cash distribution will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. We expect to pay this cash distribution on or about August 24, 2015. However, we can provide no assurance that any distributions will be declared or paid by us. See "Risk Factors—Risks Inherent in an Investment in Us—In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution or to increase distributions." We will pay our cash distributions within 55 days after the end of each fiscal quarter to holders of record on the applicable record date.

The following table sets forth the number of common units expected to be outstanding upon the completion of this offering (assuming that the underwriters do not exercise their option to purchase additional common units from the selling unitholder) and the aggregate cash distributions payable on these common units during the first four full quarters following the completion of this offering at our initial quarterly distribution of $0.10 per common unit, or $0.40 per common unit on an annualized basis.

		Aggregate Distributions ($ in millions)	
	Number of Units	One Quarter	Four Quarters
Publicly held common units	20,000,000	$ 2.0	$ 8.0
Common units held by EQT	224,206,838	$22.4	$89.7
Total	244,206,838	$24.4	$97.7

Our cash distributions will not be cumulative. Consequently, if we do not pay the initial quarterly distribution on our common units with respect to any fiscal quarter, our unitholders will not be entitled to receive such missed payments in the future.

Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to mean generally, for each fiscal quarter, all cash on hand at the date of determination of available cash in respect of such quarter (including expected distributions from EQM in respect of such quarter):

- *less,* the amount of cash reserves established by our general partner at the date of determination of available cash for that quarter to:
  - satisfy general, administrative and other expenses and any debt service requirements;
  - provide for the proper conduct of our business;
  - permit EQM GP to make capital contributions to EQM to maintain its 2.0% general partner interest upon the issuance of partnership securities by EQM;
  - comply with applicable law, any of our future debt instruments or other agreements, if any; or
  - provide funds for distributions to our unitholders for any one or more of the next four quarters;

distributions paid by EQM since the third quarter of 2012. EQM's cash distributions to its partners are generally paid within 45 days after the end of each quarter.

	Cash Distribution History	
	Per Unit	Payment Date
2012		
3rd Quarter	$0.35	November 2012
4th Quarter	$0.35	February 2013
2013		
1st Quarter	$0.37	May 2013
2nd Quarter	$0.40	August 2013
3rd Quarter	$0.43	November 2013
4th Quarter	$0.46	February 2014
2014		
1st Quarter	$0.49	May 2014
2nd Quarter	$0.52	August 2014
3rd Quarter	$0.55	November 2014
4th Quarter	$0.58	February 2015
2015		
1st Quarter	$0.61	May 2015 (a)

(a) The distribution attributable to the quarter ended March 31, 2015 has not yet been paid. EQM expects to pay such distribution on May 15, 2015 to unitholders of record as of the close of business on May 5, 2015.

Overview of Presentation

In the sections that follow, we present the basis for our belief that we will be able to pay our aggregate annualized initial quarterly distribution for the year ending December 31, 2015. In those sections, we present two tables, consisting of:

- "EQT GP Holdings, LP Unaudited Pro Forma Cash Available for Distribution," in which we present the amount of cash available for distribution we would have had on a pro forma basis for the twelve months ended March 31, 2015 and the year ended December 31, 2014; and

- "EQT GP Holdings, LP Estimated Minimum Cash Available for Distribution by EQM Based on Estimated Minimum EQM Adjusted EBITDA," in which we present our estimate of the minimum amount of EQM adjusted EBITDA necessary for EQM to pay distributions to its partners, including us, which will enable us to have sufficient cash available for distribution to pay our aggregate annualized initial quarterly distribution for the twelve months ending June 30, 2016 on all of our common units expected to be outstanding upon the completion of this offering.

EQT GP Holdings, LP Unaudited Pro Forma Cash Available for Distribution for the Twelve Months Ended March 31, 2015 and the Year Ended December 31, 2014

Our pro forma cash available for distribution for each of the twelve months ended March 31, 2015 and the year ended December 31, 2014 would have been approximately $97.7 million. These amounts would have been sufficient for us to pay our aggregate annualized initial quarterly distribution of $97.7 million on all of our common units for each such period.

Our calculation of pro forma cash available for distribution includes estimated incremental general and administrative expenses that we expect we will incur as a result of being a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses

The following table illustrates, on a pro forma basis, for the twelve months ended March 31, 2015 and the year ended December 31, 2014, the amount of cash that would have been available for distribution to our unitholders. Certain of the pro forma adjustments presented below are explained in the accompanying footnotes.

EQT GP Holdings, LP
Unaudited Pro Forma Cash Available for Distribution

	Twelve Months Ended March 31, 2015	Year Ended December 31, 2014
	(in thousands)	
EQT Midstream Partners, LP (a)		
Net income	$306,808	$266,500
Add:		
Interest expense	36,658	30,856
Depreciation and amortization expense	47,984	46,054
Income tax expense (b)	26,175	31,705
Non-cash long-term compensation expense (c)	2,956	3,368
Less:		
Non-cash adjustments	(1,520)	(1,520)
Other income	(2,794)	(2,349)
Capital lease payments for AVC (d)	(23,667)	(21,802)
Adjusted EBITDA attributable to Jupiter prior to acquisition (e)	(9,496)	(34,733)
Adjusted EBITDA attributable to NWV Gathering prior to acquisition (f)	(71,985)	(62,431)
EQM adjusted EBITDA (g)	**$311,119**	**$255,648**
Less:		
Interest expense, excluding capital lease interest	(15,783)	(10,968)
Ongoing maintenance capital expenditures, net of reimbursements	(14,762)	(15,196)
EQM distributable cash flow (h)	**$280,574**	**$229,484**
Pro forma cash distributed by EQM (i)		
Distributions to public unitholders of EQM	$125,173	$125,173
Distributions to EQGP:		
2% general partner interest	4,517	4,517
Incentive distribution rights	40,328	40,328
Common units	55,838	55,838
Total distributions to EQGP	100,683	100,683
Total pro forma cash distributions by EQM	**$225,856**	**$225,856**
EQM's excess distributable cash flow	**$ 54,718**	**$ 3,628**
EQT GP Holdings, LP		
Pro forma distributions received by EQGP from EQM	$100,683	$100,683
Less:		
General and administrative expenses (j)	(3,000)	(3,000)
Cash reserves	—	—
Pro forma cash available for distribution by EQGP	**$ 97,683**	**$ 97,683**
Pro forma cash distributed by EQGP:		
Pro forma distributions to common unitholders—public	8,000	8,000
Pro forma distributions to common unitholders—EQT	89,683	89,683
Total pro forma cash distributions by EQGP	**$ 97,683**	**$ 97,683**

(a) This table and the table in note (g) reconcile EQM's adjusted EBITDA and distributable cash flow with net income and net cash provided by operating activities, the most directly comparable GAAP financial measures. The amounts presented reflect EQM's actual results as reported for the twelve months ended March 31, 2015 and the year ended December 31, 2014 included in EQM's reconciliation of non-GAAP

EQT GP Holdings, LP
Estimated Minimum Cash Available for Distribution by EQM
Based on Estimated Minimum EQM Adjusted EBITDA
(Unaudited)

	Twelve Months Ending June 30, 2016
	(in millions, except per unit data)
EQT Midstream Partners, LP	
Operating revenues	**$ 448.6**
Less:	
Operating and maintenance expense	(57.9)
Selling, general and administrative expense	(59.8)
Depreciation and amortization expense	(47.7)
Total operating expenses	(165.4)
Operating income	283.2
Other income (a)	2.9
Interest expense (b)	(58.0)
Net income	228.1
Add:	
Depreciation and amortization expense	47.7
Interest expense (b)	58.0
Non-cash long-term compensation expense	2.3
Less:	
Other income (a)	(2.9)
Capital lease payments for AVC (b)	(35.4)
Estimated minimum EQM adjusted EBITDA	**$ 297.8**
Less:	
Interest, excluding capital lease interest (b)	(41.9)
Ongoing maintenance capital expenditures, net of reimbursements (c)	(30.0)
Expansion capital expenditures	(505.0)
Plus:	
Borrowings to fund expansion capital expenditures	505.0
Estimated minimum cash available for distribution by EQM	**$ 225.9**
Distributions to EQM Unitholders	
Assumed annualized EQM distribution per unit ($0.64 per unit per quarter)	$ 2.56
Distributions to non-affiliated owners of EQM	$ 125.2
Distributions to EQT GP Holdings, LP	
2% general partner interest	4.5
Incentive distribution rights	40.3
Limited partner units	55.9
Total distributions to EQT GP Holdings, LP	**$ 100.7**
Total distributions of EQT Midstream Partners, LP	**$ 225.9**
EQT GP Holdings, LP	
Distributions from EQT Midstream Partners, LP	$ 100.7
Less:	
Selling, general and administrative expense	(3.0)
Estimated cash available for distribution of EQT GP Holdings, LP	**$ 97.7**
Aggregate Annualized Initial Quarterly Distribution of EQT GP Holdings, LP	
Distributions to common unitholders—public	8.0
Distributions to common unitholders—EQT	89.7
Total Aggregate Annualized Initial Quarterly Distribution	**$ 97.7**
Annualized Initial Quarterly Distribution per Unit	.40

(a)   Primarily represents the equity portion of allowance for funds used during construction.

(b)   Operating revenues and expenses related to the AVC facilities do not have an impact on estimated minimum adjusted EBITDA or estimated minimum cash available for distribution by EQM as the excess of the AVC revenues over operating and maintenance and selling, general and administrative expenses is paid to EQT as the current monthly lease payment which is recorded in the financial statements as interest expense or a reduction to the capital lease obligation as appropriate based on the lease amortization schedule.

(c)   Reflects our assumption of EQM's ongoing maintenance capital expenditure for the twelve months ending June 30, 2016. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Capital Requirements."

Assumptions and Considerations Related to the Estimated Minimum Cash Available for Distribution by EQM Based on Estimated Minimum EQM Adjusted EBITDA

In order for us to have sufficient available cash to pay the aggregate annualized initial quarterly distribution on all of our outstanding common units for the twelve months ending June 30, 2016, we will need to receive cash distributions from EQM of at least $100.7 million. We base this amount on the number of our common units outstanding as of the close of this offering, which we assume will remain constant through the end of the period. There will be no increase in the number of our common units if the underwriters exercise their option to purchase additional common units as all of the units sold in this offering are being sold by the selling unitholder. We have established the initial quarterly distribution rate on the assumption that EQM's per unit distribution each quarter will be at least $0.64 (or $2.56 per common unit on an annualized basis), which assumes a $0.03 increase from EQM's declared distribution with respect to the first quarter of 2015, and that EQM will not issue additional units during the period. In order for EQM to pay us at least $100.7 million in cash distributions, we calculate that EQM will need to generate adjusted EBITDA of at least $297.8 million for the twelve months ending June 30, 2016, as compared to adjusted EBITDA of $311.1 million for the twelve months ended March 31, 2015.

The estimated minimum cash available for distribution presented in the table above is intended to be an indicator or benchmark of the amount management considers to be the lowest amount of EQM revenues and adjusted EBITDA necessary for EQM to pay distributions to its partners, including us, which will enable us to have sufficient available cash to pay the initial quarterly distribution of $0.10 per common unit per quarter (or $0.40 per common unit on an annualized basis) on our common units for the twelve months ending June 30, 2016. In calculating estimated EQM adjusted EBITDA, we have primarily annualized EQM's 2015 first quarter revenues and expenses after recasting for the NWV Gathering Acquisition. We believe this is a conservative assumption because we have assumed we receive for the forecast period only approximately 80% of the revenues generated from charges under fixed-fee firm contracts for the first quarter of 2015 while assuming 100% of EQM's operating expenses incurred during the first quarter of 2015, excluding transaction expenses for the NWV Gathering Acquisition. The baseline estimate of EQM revenues and adjusted EBITDA should not be viewed as management's full projection of EQM's expected operating results and financial performance for the twelve months ending June 30, 2016, nor is such baseline estimate intended to modify or replace the guidance that EQM has previously provided publicly. As discussed in more detail below under "—Distributions from EQM to EQT GP Holdings, LP", our management believes that EQM's adjusted EBITDA during the twelve months ending June 30, 2016 will exceed the amount of estimated minimum EQM adjusted EBITDA presented herein.

Operating Revenues

A significant portion of EQM's revenue is generated from charges under long-term fixed-fee firm contracts, which have a weighted average remaining term of approximately 17 years for firm transmission and storage contracts and approximately 10 years for firm gathering contracts as of December 31, 2014. Under fixed-fee firm contracts, EQM will receive reservation revenues regardless of the actual throughput on its pipelines; in addition, EQM may also collect usage charges when a firm customer uses the capacity it has reserved under these firm contracts. EQM collects additional usage charges under firm contracts when customers transport volumes in excess of firm capacity; however, customers are not assured capacity for those services as they have the same priority as interruptible service. Under interruptible service contracts, customers pay usage fees based on their actual utilization of assets. Customers that have executed interruptible contracts are not assured capacity or service on the applicable systems. To the extent that physical capacity that is contracted for firm service is not fully utilized or excess capacity that has not been contracted for service exists, the system can allocate such capacity to interruptible services. Please see the table on page 127 for a breakdown of EQM's revenues for the year ended December 31, 2014 and the three months ended March 31, 2015 between firm and interruptible contracts. For purposes of calculating EQM's assumed revenues, we assume EQM's revenues will be $448.6 million for the twelve months ending June 30, 2016 compared to total revenues of $523.5 million generated for the twelve months ended March 31, 2015. EQM's assumed revenue for the twelve months ending June 30, 2016 represents approximately 80% of the annualized long-term fixed-fee firm contract reservation and usage revenue for transmission, storage and gathering generated during the quarter ended March 31, 2015.

Operating and Maintenance Expense

We assume operating and maintenance expense for the twelve months ending June 30, 2016 of approximately $57.9 million compared to $57.0 million for the twelve months ended March 31, 2015. Our expense assumption for the twelve months ending June 30, 2016 is based on an annualization of the expenses incurred during the quarter ended March 31, 2015. Operating and maintenance expense is comprised primarily of pipeline and compression operating and maintenance costs, non-income taxes, direct labor costs, insurance costs and contract services. The assumed increase in this expense is primarily attributable to higher repair and maintenance expenses associated with increased throughput during the forecast period.

Selling, General and Administrative Expense

We assume selling, general and administrative expense for the twelve months ending June 30, 2016 of approximately $59.8 million compared to $51.6 million for the twelve months ended March 31, 2015. Our expense assumption for the twelve months ending June 30, 2016 is based on an annualization of the expenses incurred during the quarter ended March 31, 2015, excluding $0.7 million of transaction expenses for the acquisition of the NWV Gathering System that are not expected to be incurred during the twelve months ending June 30, 2016.

Depreciation and Amortization Expense

We assume depreciation and amortization expense for the twelve months ending June 30, 2016 of approximately $47.7 million compared to $48.0 million for the twelve months ended March 31, 2015. Our expense assumption for the twelve months ending June 30, 2016 is based on an annualization of depreciation and amortization expense incurred during the quarter ended March 31, 2015.

Interest Expense

We assume interest expense for the twelve months ending June 30, 2016 of approximately $58.0 million compared to $36.7 million for the twelve months ended March 31, 2015. Our interest expense assumption for the twelve months ending June 30, 2016 is based on the actual interest to be charged on our long-term debt plus an assumed interest rate of 3.35% on the debt used to fund expansion capital expenditures. Our aggregate interest expense assumption assumes 50% of our anticipated capital expenditure borrowings are long-term debt bearing a 4.5% interest rate, with the balance drawn on EQM's credit facility bearing a 2.2% interest rate. Our assumed interest rate for EQM's credit facility is based on the maximum of the one month London InterBank Offered Rate (LIBOR) forward curve during the twelve months ending June 30, 2016 plus the spread indicated in

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 55 days after the end of each quarter, beginning with the quarter ending June 30, 2015, we distribute all of our available cash to unitholders of record on the applicable record date. We will prorate the initial quarterly distribution for the period from the closing of the offering through the last day of the fiscal quarter in which the offering closes.

Definition of Available Cash

Available cash is defined in our partnership agreement and generally means, for each fiscal quarter, all cash on hand at the date of determination of available cash for the distribution in respect of such quarter (including expected distributions from EQM in respect of such quarter):

- *less,* the amount of cash reserves established by our general partner at the date of determination of available cash for that quarter to:

  - satisfy general, administrative and other expenses and any debt service requirements;

  - provide for the proper conduct of our business;

  - permit EQM GP to make capital contributions to EQM if we choose to maintain our 2.0% general partner interest upon the issuance of additional partnership securities by EQM;

  - comply with applicable law, any of our future debt instruments or other agreements; or

  - provide funds for distributions to our unitholders for any one or more of the next four quarters;

- *plus,* if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may own common units or other equity securities in us and is entitled to receive cash distributions on any such interests.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our partnership agreement and by law and, thereafter, we will distribute any remaining proceeds to the unitholders and our general partner in

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table shows the selected historical and pro forma financial and operating data of EQT GP Holdings Predecessor, and selected pro forma financial data of EQT GP Holdings, LP as of the dates and for the periods indicated. The summary historical combined statements of operations and cash flow data for the three months ended March 31, 2015 and 2014 and the balance sheet data as of March 31, 2015 are derived from our unaudited historical combined financial statements included elsewhere in this prospectus. The selected historical combined statements of operations and cash flow data for the years ended December 31, 2014, 2013 and 2012 and the balance sheet data as of December 31, 2014 and 2013 are derived from our audited historical combined financial statements included elsewhere in this prospectus. The selected historical combined balance sheet data as of December 31, 2012, 2011 and 2010 and statement of operations data for the years ended December 31, 2011 and 2010 is derived from our unaudited historical combined financial statements not included in this prospectus. This financial information is an integral part of, and should be read in conjunction with, the combined financial statements and notes thereto included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The selected historical combined financial statements of our Predecessor include the assets, liabilities and results of operations of EQM GP and EQM LP. Prior to this offering and the transactions described in "Prospectus Summary—Our Structure," EQM GP and EQM LP were wholly owned subsidiaries of EQT and directly held EQT's partnership interests in EQM, with EQM GP holding the EQM general partner and incentive distribution rights interests and EQM LP holding EQT's limited partner interest in EQM. Because EQM GP controls EQM through its general partner interest, the historical financial statements of EQM and its consolidated subsidiaries are also included in the combined financial statements of our Predecessor.

We have no separate operating activities apart from those conducted by EQM, and our cash flows consist solely of distributions from EQM on the partnership interests we own, including the incentive distribution rights. Accordingly, the selected historical financial data set forth in the following table primarily reflect the operating activities and results of operations of EQM. The limited partner interests in EQM owned by the public are reflected as noncontrolling interests on our balance sheet and the public unitholders' (non-affiliated partners') share of income from EQM is reflected as a reduction of net income available to us in our results of operations.

The unaudited pro forma financial data presented below have been prepared as if certain transactions to be effected at the closing of this offering had taken place on January 1, 2014 in the case of the unaudited pro forma statement of operations data for the three months ended March 31, 2015 and the year ended December 31, 2014, and as if certain transactions occurred on March 31, 2015 in the case of unaudited pro forma balance sheet data. These transactions include:

- The consummation of the transactions described under "Prospectus Summary—Our Structure"; and

- The sale of 20,000,000 of our common units by EQT Gathering Holdings to the public, representing an 8.2% limited partner interest in us.

For a description of all of the assumptions used in preparing the unaudited selected pro forma financial data, you should read the notes to our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The pro forma financial data should not be considered as indicative of the historical results we would have had or the future results that we will have after this offering.

	Pro Forma		Historical						
	Three Months Ended March 31, 2015	Year Ended December 31, 2014	Three Months Ended March 31,		Year Ended December 31,				
			2015	2014	2014	2013	2012	2011	2010
	(unaudited)		(unaudited) (In thousands, except per unit and operating data)					(unaudited)	
Statement of Operations Data:									
Total operating revenues	$ 154,811	$476,547	$ 154,811	$107,908	$ 476,547	$ 354,001	$ 236,293	$ 169,759	$123,456
Operating expenses:									
Operating and maintenance . . .	14,479	55,276	14,479	12,739	55,276	42,727	38,709	31,747	26,419
Selling, general and administrative (a)	15,653	48,505	15,653	12,555	48,505	35,574	24,978	21,090	19,469
Depreciation and amortization .	11,927	46,054	11,927	9,997	46,054	30,906	22,006	15,863	12,549
Total operating expenses	42,059	149,835	42,059	35,291	149,835	109,207	85,693	68,700	58,437
Operating income	112,752	326,712	112,752	72,617	326,712	244,794	150,600	101,059	65,019
Other income	714	2,349	714	269	2,349	1,242	8,228	3,826	498
Interest expense	11,457	30,856	11,457	5,655	30,856	1,672	2,944	5,051	5,164
Income tax expense (b)	6,703	31,705	20,334	18,610	70,619	86,471	53,182	38,445	24,193
Net income	95,306	266,500	81,675	48,621	227,586	157,893	102,702	61,389	36,160
Net income attributable to noncontrolling interests	47,741	124,025	47,741	18,742	124,025	47,243	13,016	—	—
Net income attributable to EQT GP Holdings Predecessor .	$ 47,565	$142,475	$ 33,934	$ 29,879	$ 103,561	$ 110,650	$ 89,686	$ 61,389	$ 36,160
Pro forma net income per EQGP common unit	$ 0.15	$ 0.36	▲						
Balance Sheet Data (at period end; data as of December 31, 2012, 2011 and 2010 is unaudited):									
Total assets (c)	$2,012,868		$2,383,358		$2,126,679	$1,581,565	$1,312,568	$ 673,239	$534,166
Property, plant and equipment, net	1,649,353		1,649,353		1,605,317	1,277,428	900,876	627,416	453,544
Long-term debt	492,825		492,825		492,633	—	—	—	—
Long-term debt—affiliate	—		—		—	—	—	135,235	135,235
Long-term lease obligation (d) . .	144,794		144,794		143,828	133,733	—	—	—
Total equity and partners' capital .	1,007,711		1,177,733		1,011,998	1,112,460	1,034,430	283,939	223,111
Cash Flow Data:									
Net cash provided by (used in):									
Operating activities			$ 114,659	$ 47,648	$ 300,578	$ 261,125	$ 200,094	$ 150,546	$(19,034)
Investing activities			(532,435)	(52,008)	(486,303)	(283,011)	(273,225)	(173,291)	(127,172)
Financing activities			458,101	(79,768)	109,028	(92,821)	435,826	8,405	141,269
Operating Data (unaudited):									
Transmission pipeline throughput (BBtu per day)			2,238	1,600	1,794	1,146	606	397	204
Gathered volumes (BBtu per day)			1,487	954	1,153	864	464	328	159
Capital expenditures			$ 57,731	$ 48,450	$ 353,302	$ 275,532	$ 286,000	$ 179,544	$126,195

(a) Pro forma selling, general and administrative expenses do not give effect to annual incremental selling, general and administrative expenses of approximately $3.0 million that we expect to incur as a result of being a publicly traded partnership.

(b) Due to our limited partnership structure, we, like EQM, will not be subject to U.S. federal income tax or state income tax in the future. Our historical statements include U.S. federal and state income tax incurred by our Predecessor.

(c) Pro forma total assets as of March 31, 2015 include an adjustment to eliminate $370.5 million of current and deferred income taxes as a result of EQGP's partnership status for U.S. federal and state income tax purposes.

(d) EQM entered into a lease with EQT for the AVC facilities on December 17, 2013 pursuant to which EQM operates the AVC facilities. The lease payment EQM is required to make to EQT is designed to transfer any revenues in excess of EQM's costs of operating the AVC facilities to EQT. As a result, the AVC lease did not have a net positive or negative impact on EQM's or our cash available for distribution.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations in conjunction with the historical combined financial statements of EQT GP Holdings Predecessor included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following discussion. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding certain risks inherent in our and EQM's business.

Overview

We are a limited partnership formed in January 2015 to own three types of partnership interests in EQT Midstream Partners, LP, a growth-oriented limited partnership formed by EQT to own, operate, acquire and develop midstream assets in the Appalachian Basin. Our only cash-generating assets consist of our partnership interests in EQM, which upon the completion of this offering will consist of (i) 21,811,643 EQM common units, representing a 30.2% limited partner interest in EQM; (ii) 1,443,015 EQM general partner units, representing a 2.0% general partner interest in EQM; and (iii) all of EQM's incentive distribution rights, or IDRs, which entitle us to receive, without duplication:

- 13.0% of all incremental cash distributed in a quarter after $0.4025 has been distributed in respect of each common unit and general partner unit of EQM for that quarter;

- 23.0% of all incremental cash distributed in a quarter after $0.4375 has been distributed in respect of each common unit and general partner unit of EQM for that quarter; and

- the maximum sharing level of 48.0% of all incremental cash distributed in a quarter after $0.5250 has been distributed in respect of each common unit and general partner unit of EQM for that quarter.

EQT is the ultimate parent company of us and EQM. Upon completion of this offering, EQT will own approximately 91.8% of our outstanding limited partner interests and 100% of our non-economic general partner interest.

Based on an assumed EQM quarterly distribution of $0.64 per common unit for the second quarter of 2015 and our expected ownership of EQM following this offering, aggregate quarterly cash distributions to us on all our interests in EQM would be approximately $25.2 million ($14.0 million on our common units, $1.1 million on our general partner interest and $10.1 million on our IDRs) based upon the number of outstanding EQM partnership interests at the closing of this offering. Based on this aggregate quarterly distribution, the number of our units outstanding upon the closing of this offering and our expected level of expenses and reserves that our general partner believes prudent to maintain, any of which are subject to change, we expect to make an initial quarterly distribution of $0.10 per common unit, or $0.40 per common unit on an annualized basis.

As a result of our ownership of EQM's IDRs, we are positioned to grow our distributions disproportionately relative to the growth rate of EQM's common unit distributions. Accordingly, our primary business objective is to increase our cash available for distribution to our unitholders through the execution by EQM of its business strategy of expanding its natural gas transmission, storage and gathering operations through accretive acquisitions and organic growth opportunities.

We may, but are not required to, facilitate EQM's growth activities by, among other things, (i) agreeing to modify the IDRs on a temporary or permanent basis, (ii) making a loan or capital contribution to EQM with funds raised through the offering of our equity or debt securities or our potential borrowing under our anticipated working capital facility with EQT or under a future credit facility to fund an acquisition or growth capital project by EQM or (iii) providing EQM with other forms of credit support, such as guarantees related to financing a project or other types of support

BUSINESS

EQT GP Holdings, LP—Overview

We are a limited partnership formed in January 2015 to own partnership interests in EQT Midstream Partners, LP (NYSE: EQM), a growth-oriented limited partnership formed by EQT Corporation (NYSE: EQT) to own, operate, acquire and develop midstream assets in the Appalachian Basin. EQM is a midstream focused affiliate of EQT, a large, investment grade natural gas producer with approximately 630,000 gross acres within the Marcellus Shale, as of December 31, 2014. EQT is the ultimate parent company of us and EQM. Upon completion of this offering, EQT will own approximately 91.8% of our outstanding limited partner interests and 100% of our non-economic general partner interest. Our only cash-generating assets consist of our partnership interests in EQM, which upon the completion of this offering will consist of:

- 21,811,643 EQM limited partner units, representing a 30.2% limited partner interest in EQM;

- 1,443,015 EQM general partner units, representing a 2.0% general partner interest in EQM; and

- all of EQM's incentive distribution rights, or IDRs, which entitle us to receive up to 48.0% of all incremental cash distributed in a quarter after $0.5250 has been distributed in respect of each common unit and general partner unit of EQM for that quarter.

EQM provides substantially all of its natural gas transmission, storage and gathering services under contracts with long-term, firm reservation and/or usage fees. This contract structure enhances the stability of EQM's cash flows and limits its direct exposure to commodity price risk. For the year ended December 31, 2014, approximately 50% of EQM's revenues were generated from capacity reservation charges under long-term firm contracts, which have a weighted average remaining term of approximately 17 years for firm transmission and storage contracts, and approximately 10 years for firm gathering contracts as of December 31, 2014. EQM's operations are primarily focused in southwestern Pennsylvania and northern West Virginia, a strategic location in the core of the rapidly developing natural gas shale play known as the Marcellus Shale. This same region is also the core operating area of EQT, EQM's largest customer. EQT accounted for approximately 69% of EQM's revenues generated for the year ended December 31, 2014 and the three months ended March 31, 2015. EQM provides midstream services to EQT and multiple third parties across 21 counties in Pennsylvania and West Virginia through its two primary assets: the transmission and storage system, which serves as a header system transmission pipeline, and the gathering system, which delivers natural gas from wells and other receipt points to transmission pipelines. EQM believes that its strategically located assets, combined with its working relationship with EQT, position it as a leading Appalachian Basin midstream energy company.

EQT is one of the largest natural gas producers in the Appalachian Basin. As of December 31, 2014, EQT reported 10.7 Tcfe of proved natural gas, natural gas liquids and crude oil reserves and, for the year ended December 31, 2014, EQT reported total production sales volumes of 476 Bcfe, representing a 26% increase compared to the year ended December 31, 2013. Since 2010, EQT has successfully grown production by 254% through the year ended December 31, 2014, primarily driven by production from the Marcellus Shale, while increasing proved reserves 106% over the same time period. EQT has announced that estimated sales volumes in 2015 are expected to be 575 to 600 Bcfe, an increase of approximately 23% over 2014. EQT has also announced a 2015 capital expenditure forecast of $1.5 billion for well development, which will be primarily focused in the Marcellus Shale. In order to facilitate production growth in its areas of operation, EQT invested approximately $1.6 billion in midstream infrastructure from January 1, 2010 through December 31, 2014. EQM believes its economic relationship with EQT incentivizes EQT to provide EQM with access to production growth in and around EQM's existing assets and with acquisitions and organic growth opportunities, although EQT is under no obligation to make such opportunities available to EQM.

We will pay to our unitholders, on a quarterly basis, distributions equal to the cash we receive from EQM, less certain reserves for expenses and other uses of cash, including:

- our general and administrative expenses, including expenses we will incur as the result of being a public company;

- capital contributions to maintain or increase our ownership interest in EQM; and

- reserves our general partner believes prudent to maintain for the proper conduct of our business (including reserves for any future debt service requirements) or to provide for future distributions.

Based on an assumed EQM quarterly distribution of $0.64 per common unit for the second quarter of 2015 and our expected ownership of EQM following this offering, aggregate quarterly cash distributions to us on all our interests in EQM would be approximately $25.2 million ($14.0 million on our common units, $1.1 million on our general partner interest and $10.1 million on our IDRs) based upon the number of outstanding EQM partnership interests at the closing of this offering. Based on this aggregate quarterly distribution, the number of our units outstanding upon the closing of this offering and our expected level of expenses and reserves that our general partner believes prudent to maintain, any of which are subject to change, we expect to make an initial quarterly distribution of $0.10 per common unit, or $0.40 per common unit on an annualized basis.

We may, but are not required to, facilitate EQM's growth activities by, among other things, (i) agreeing to modify the IDRs on a temporary or permanent basis, (ii) making a loan or capital contribution to EQM with funds raised through the offering of our equity or debt securities or our potential borrowing under a future credit facility to fund an acquisition or growth capital project by EQM or (iii) providing EQM with other forms of credit support, such as guarantees related to financing a project or other types of support related to a merger or acquisition transaction. As described under "Use of Proceeds," EQT Gathering Holdings, LLC, a wholly owned subsidiary of EQT, will receive all the proceeds from this offering. EQT intends to use the proceeds of the offering to fund a portion of its 2015 capital expenditure budget, a portion of which includes continued investments in midstream assets of EQT, and for other general corporate purposes. EQT does not intend to use the proceeds from this offering to directly facilitate EQM's growth activities, although we believe EQT's continued investment in midstream assets will benefit EQM, and us as a result of our partnership interests in EQM.

As a result of our ownership of EQM's IDRs, we are positioned to grow our distributions disproportionately relative to the growth rate of EQM's common unit distributions. The following graphs illustrate the historical quarterly distributions per limited partner unit paid by EQM since its initial public offering through the first quarter of 2015 and the corresponding aggregate distributions on the EQM interests to be owned by us immediately following this offering, including common units, a 2.0% general partner interest and IDRs, based on the outstanding EQM partnership interests on the distribution record dates for the periods presented. Accordingly, our primary business objective is to increase our cash available for distribution to our unitholders through EQM's execution of its business strategy of expanding its natural gas transmission, storage and gathering operations through accretive acquisitions and organic growth opportunities.

SECURITY OWNERSHIP OF MANAGEMENT AND SELLING UNITHOLDER

EQT GP Holdings, LP

Prior to this offering, EQT was the beneficial owner of all of our issued and outstanding common units. EQT Gathering Holdings, LLC is offering 20,000,000 of our common units in this offering, or an 8.2% limited partner interest in us. Following the offering, EQT will own a 91.8% limited partner interest in us, assuming the underwriters do not exercise their option to purchase additional common units.

The following table sets forth the beneficial ownership of our common units that, upon the consummation of this offering, will be owned by:

- each person or group of persons known to us to be a beneficial owner of 5% or more of the then outstanding units;

- each member of, and nominee to, the board of directors of our general partner;

- each of the named executive officers of our general partner;

- the selling unitholder; and

- all directors and executive officers of our general partner as a group.

The amounts and percentage of units beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

Percentage of total units to be beneficially owned after this offering is based on 244,206,838 common units outstanding.

The selling unitholder is not a broker-dealer registered under Section 15 of the Exchange Act or an affiliate of a broker-dealer registered under the Exchange Act. The selling unitholder may be deemed to be an underwriter with respect to the common units that it will sell in this offering.

Name of Beneficial Owner (a)	Units Beneficially Owned Prior to the Offering		Number of Common Units Being Offered	Units Beneficially Owned After the Offering (c)	
	Common Units	Percentage of Common Units		Common Units	Percentage of Common Units
Selling Unitholder and 5% Unitholders:					
EQT Gathering Holdings, LLC (b)	244,206,838	100%	20,000,000	224,206,838	91.8%
Directors and Executive Officers:					
David L. Porges	—	—	—	—	—
Philip P. Conti	—	—	—	—	—
Lewis B. Gardner	—	—	—	—	—
Theresa Z. Bone	—	—	—	—	—
Steven T. Schlotterbeck	—	—	—	—	—
Stephen A. Thorington	—	—	—	—	—
All directors and executive officers as a group (6 persons)	—	—	—	—	—

(a) Unless otherwise indicated, the address for all beneficial owners in this table is 625 Liberty Avenue, Suite 1700, Pittsburgh, PA 15222.

(b) EQT is the ultimate parent company of EQT Gathering Holdings, LLC and our general partner. EQT may, therefore, be deemed to beneficially own limited partner interests in us held by EQT Gathering Holdings, LLC and the EQM common units held by us. EQT Gathering Holdings, LLC owns a 100% interest in our general partner and, upon the completion of the offering, will own a 91.8% limited partner interest in us and may, therefore, be deemed to own the EQM units held by us. The table assumes that the underwriters' option to purchase additional units is not exercised.

(c) Does not include units that may be purchased pursuant to the Directed Unit Program, or for Mr. Thorington, phantom units under the EQGP LTIP to be issued at or around the closing of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Relationship with EQM and EQM GP

We own and control EQM GP, the general partner of EQM. EQM is a growth-oriented limited partnership formed by EQT to own, operate, acquire and develop midstream assets in the Appalachian Basin. EQT is the ultimate parent company of us and EQM. Upon completion of this offering, EQT will own approximately 91.8% of our outstanding limited partner interests and 100% of our non-economic general partner interest. Our only cash-generating assets consist of our partnership interests in EQM, which upon the completion of this offering will consist of the following:

- 21,811,643 EQM limited partner units, representing a 30.2% limited partner interest in EQM;

- 1,443,015 EQM general partner units, representing a 2.0% general partner interest in EQM; and

- all of the incentive distribution rights in EQM, which entitle us to receive increasing percentages, up to the maximum level of 48.0%, of any incremental cash distributed by EQM as certain target distribution levels are reached in any quarter.

We control, manage and operate EQM through our ownership of EQM GP. All of the officers of our general partner, as well as the employees that operate EQM, are EQT employees. Five of our directors are affiliated with EQT, three of which are also directors of EQM GP. Three of our directors will be independent as defined by the NYSE. We also appoint the directors of EQM GP.

Indemnification of Our Directors and Officers

Under our partnership agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by Delaware law, from and against all losses, claims, damages or similar events, any of our or our affiliates' directors or officers, or any person who is or was serving at our general partner's request as a director, officer, member, employee, partner, manager, fiduciary or trustee of any other person.

Any indemnification under our partnership agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against us and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

In connection with the closing of this offering, our general partner will enter into indemnification agreements with each of its officers and directors (each, an Indemnitee). Each indemnification agreement will provide that our general partner will indemnify and hold harmless each Indemnitee against all expense, liability and loss (including attorney's fees, judgments, fines or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by the Indemnitee in connection with serving in his capacity as an officer and director of our general partner (or of any subsidiary of our general partner) or in any capacity at the request of our general partner or its board of directors to the fullest extent permitted by applicable law, including Section 18-108 of the Delaware Limited Liability Company Act in effect on the date of the agreement or as such laws may be amended to provide more advantageous rights to the Indemnitee. The indemnification agreements will also provide that our general partner must advance payment of certain expenses to the Indemnitee, including fees of counsel, in advance of final disposition of any proceeding subject to receipt of an undertaking from the Indemnitee to return such advance if it is ultimately determined that the Indemnitee is not entitled to indemnification.

all with or without executing our partnership agreement.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We are entitled to treat the nominee holder of a common unit as the absolute owner in the event such nominee is the record holder of such common unit. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our register, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Comparison of Rights of Holders of EQM's Common Units and Our Common Units

Our common units and EQM's common units are unlikely to trade in simple relation or proportion to one another. Instead, the trading prices may diverge because, among other things, we participate in EQM's incentive distribution rights and EQM's common unitholders do not.

Based on the fourth quarter distribution of EQM, as well as our expected level of expenses and reserves that our general partner believes prudent to maintain, we expect that our initial quarterly distribution will be $0.10 per common unit. If EQM is successful in implementing its business strategy and increasing distributions to its limited partners, we generally would expect to increase distributions to our unitholders, although the timing and amount of any such increased distributions will not necessarily be comparable to any increased EQM distributions. We will pay our unitholders a prorated distribution for the first quarter that we are a publicly traded partnership. This distribution will be prorated based on the number of days of the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. Therefore, we will pay you a distribution prorated for the period from the closing date of this offering to and including June 30, 2015. We expect to pay this cash distribution on or about August 24, 2015. However, we cannot assure you that any distributions will be declared or paid. The common units offered hereby are not entitled to arrearages in distributions. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

The following table compares certain features of EQM's common units and our common units.

	EQM's Common Units	Our Common Units
Distributions and Incentive Distribution Rights	EQM pays its limited partners and general partner quarterly distributions equal to the cash it receives from its operations, less certain reserves for expenses and other uses of cash. EQM GP currently has a 2.0% general partner interest in EQM and owns the incentive distribution rights in EQM.	We expect to pay our limited partners quarterly distributions equal to the cash we receive from EQM, less certain reserves for expenses and other uses of cash. We do not have incentive distribution rights. As a result, distributions to our common unitholders will be based on their respective ownership interests.

affiliates). Upon completion of this offering, EQT and its affiliates will own approximately 91.8% of our outstanding common units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal office, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue to qualify us as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries (including EQM) will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from, in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

- an amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership interests;

- any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

- an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

- any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

- a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

- conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

- any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make any amendment to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

- do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in Our General Partner

At any time, EQT and its affiliates may sell or transfer all or part of their membership interest in our general partner, or their membership interest in EQT Gathering Holdings, LLC, the sole member of our general partner, to an affiliate or third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of our units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Limited Call Right

If at any time our general partner and its affiliates own more than 95% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of this purchase is the greater of:

- the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

- the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

Upon completion of this offering, our current owner, EQT, will own approximately 91.8% of our outstanding common units.

As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Material Federal Income Tax Consequences—Disposition of Common Units."

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, assuming the underwriters do not exercise their option to purchase additional units and an initial offering price of $22.50 per common unit, EQT and its affiliates will hold an aggregate of 224,206,838 common units. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by our affiliates to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1.0% of the total number of the class of securities outstanding; or

- the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of partnership interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See "The Partnership Agreement of EQT GP Holdings, LP—Issuance of Additional Securities."

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Our general partner and its affiliates also may sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

depreciating Section 743 adjustments is sustainable in certain cases (please read "—Tax Consequences of Unit Ownership—Section 754 Election" and "—Uniformity of Units").

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Pursuant to Code Section 731, distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner's adjusted basis in his partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and other products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property, gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income and our allocable share of such income from EQM. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us, by EQM, and by our general partner and a review of the applicable legal authorities, Baker Botts L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Code. Instead, we will rely on the opinion of Baker Botts L.L.P. on such matters. It is the opinion of Baker Botts L.L.P. that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations described below that:

- We and EQM will be classified as partnerships for federal income tax purposes; and

- Each of our and EQM's operating subsidiaries other than EQT Midstream Finance Corporation will be disregarded as an entity separate from us or EQM, as applicable, or will be treated as a partnership for federal income tax purposes.

In rendering its opinion, Baker Botts L.L.P. has relied on factual representations made by us, EQM, and our general partner. The representations made by us, by EQM, and by our general partner upon which Baker Botts L.L.P. has relied include, without limitation:

- Neither we nor EQM nor any of the operating subsidiaries of us or EQM other than EQT Midstream Finance Corporation has elected to be treated or will elect to be treated as a corporation; and

- For every taxable year, more than 90% of our and EQM's gross income has been and will be income of the type that Baker Botts L.L.P. has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

231

our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. The income we allocate to common unitholders will generally be taxable as ordinary income. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Pursuant to Code Section 731, distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "—Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder's "at-risk" amount to be less than zero at the end of any taxable year, Section 465 of the Code requires the recapture of any losses deducted in previous years. Please read "—Limitations on Deductibility of Losses."

A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities under Section 752 of the Code, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, depletion recapture and/or substantially appreciated "inventory items," each as defined in the Code, and collectively, "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2017, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. However, the ratio of taxable income to distributions for any single year in the projection period may be higher or lower. Thereafter, we anticipate that the ratio of taxable income to cash distributions to the unitholders will increase. Moreover, if EQM is successful in increasing distributable cash flow over time, our income allocations from incentive distribution rights will increase, and, therefore, our ratio of taxable income to cash distributions will further increase. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the initial quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you

UNDERWRITING

Barclays Capital Inc. and Goldman, Sachs & Co. are acting as representatives of the underwriters and book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from the selling unitholder the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.	
Goldman, Sachs & Co.	
Total	20,000,000

The underwriting agreement provides that the underwriters' obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

- the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

- the representations and warranties made by us and the selling unitholder to the underwriters are true;

- there is no material change in our business or the financial markets; and

- we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions the selling unitholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling unitholder for the common units.

	No Exercise	Full Exercise
Per Common Unit	$	$
Total	$	$

We will also pay Barclays Capital Inc. and Goldman, Sachs & Co. an aggregate structuring fee equal to 0.25% of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership.

The representatives have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per common unit. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by EQT are estimated to be approximately $3.3 million (excluding underwriting discounts, commissions and structuring fees).

Option to Purchase Additional Common Units

The selling unitholder has granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 3,000,000 common units from the selling unitholder at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than 20,000,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, all of the directors and executive officers of our general partner and the selling unitholder have agreed that, for a period of 180 days after the date of this prospectus subject to certain limited exceptions as described below, we and they will not directly or indirectly, without the prior written consent of the representatives, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units (other than the common units issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any common units or securities convertible into or exchangeable for common units (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common units or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

If:

- during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

- prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

the 180-day restricted period described above will be extended (and the restrictions above will continue to apply) until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event, unless the representatives (in their discretion) confirm to us in writing that such extension will not be required.

The representatives in their discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common units and other securities from lock-up agreements, the representatives will consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

Directed Unit Program

At our request, the underwriters have reserved up to 6.0% of the common units for sale at the initial public offering price to the officers, directors and employees of our general partner and its affiliates and certain other persons associated with us, as designated by us, through a directed unit program. Under an agreement with the selling unitholder, the directed unit program will be managed by Fidelity Capital Markets, a division of National Financial Services LLC (Fidelity). In this capacity, Fidelity will act as a dealer, purchasing directed units from the underwriters at the public offering price on the cover of this prospectus, less a selling concession, and selling such units to participants in the directed unit program at the initial offering price. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Except for certain directors and executive officers of our general partner who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person purchasing common units through the directed unit program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Barclays Capital Inc., dispose of or hedge any common units or any securities convertible into or exchangeable for our common units with respect to units purchased in the program. For certain directors and executive officers of our general partner purchasing common units through the directed unit program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Barclays Capital Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of executive officers and directors of our general partner, shall be with notice. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered. We and the selling unitholder have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price was negotiated between us, the selling unitholder and the representative. In determining the initial public offering price of our common units, the representative considered:

- the history and prospects for the industry in which we and EQM compete;

- our financial information;

- the ability of our management and our and EQM's business potential and earning prospects;

- the prevailing securities markets at the time of this offering; and

- the recent market prices of, and the demand for, publicly traded generally comparable companies.

Indemnification

We and the selling unitholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

EQT GP HOLDINGS, LP
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

The unaudited pro forma condensed combined financial statements of EQT GP Holdings, LP (EQGP) for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015 should be read in conjunction with the accompanying notes. These statements are derived from the historical audited annual and unaudited interim combined financial statements of EQT GP Holdings Predecessor (the Predecessor) and should be read in conjunction with those financial statements and accompanying notes. These unaudited pro forma condensed combined financial statements have been prepared to reflect the results of operations of EQGP following the formation and initial public offering (the Offering) and related transactions described below. The unaudited pro forma condensed combined financial statements have been prepared as if the transactions to be effected at the closing of the Offering occurred as of January 1, 2014, in the case of the unaudited pro forma combined statement of operations for the three months ended March 31, 2015 and for the year ended December 31, 2014 and on March 31, 2015, in the case of the unaudited pro forma condensed combined balance sheet.

EQGP was formed in January 2015 as a Delaware limited partnership and wholly owned subsidiary of EQT Gathering Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of EQT Corporation. EQGP was formed to own certain partnership interests in EQT Midstream Partners, LP. For purposes of these unaudited pro forma condensed combined financial statements, "EQM" refers to EQT Midstream Partners, LP together with its subsidiaries. "EQM GP" refers to EQT Midstream Services, LLC the general partner of EQM, which will be a subsidiary of EQGP following the consummation of the transactions described in "Prospectus Summary—Our Structure." "EQM LP" refers to EQT Midstream Investments, LLC, a subsidiary of EQT that holds EQT's limited partner interests in EQM and will merge into EQGP in connection with the transactions described in "Prospectus Summary—Our Structure." "EQT" refers to EQT Corporation and its consolidated subsidiaries.

Upon completion of the Offering contemplated in this prospectus, EQGP will be treated as a partnership for U.S. federal and state income tax purposes and therefore will not be subject to U.S. federal and state income taxes.

The unaudited pro forma condensed combined balance sheet and the unaudited pro forma combined statements of operations were derived by adjusting the historical audited and unaudited interim financial statements of the Predecessor. The adjustments, as discussed in detail in *Note 2—Pro Forma Adjustments and Assumptions,* are based on currently available information and certain estimates and assumptions. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the results that would have occurred if EQGP had completed the contemplated transactions at the closing of its initial public offering on the dates indicated, nor are they indicative of the future operating results of EQGP. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments are factually supportable and give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial data.

The unaudited pro forma condensed combined financial statements give effect to the following transactions:

- The consummation of the transactions described under "Prospectus Summary—Our Structure"; and

- The sale of 20,000,000 of our common units by EQT Gathering Holdings, to the public, representing an 8.2% limited partner interest in us.

EQT GP HOLDINGS, LP
UNAUDITED PRO FORMA STATEMENT OF COMBINED OPERATIONS
THREE MONTHS ENDED MARCH 31, 2015

	EQT GP Holdings Predecessor Historical	Pro Forma Adjustments	EQT GP Holdings, LP Pro Forma
		(Thousands)	
Operating revenues	$154,811	$ —	$154,811
Operating expenses:			
Operating and maintenance	14,479	—	14,479
Selling, general and administrative	15,653	—	15,653
Depreciation and amortization	11,927	—	11,927
Total operating expenses	42,059	—	42,059
Operating income	112,752	—	112,752
Other income	714	—	714
Interest expense	11,457	—	11,457
Income before income taxes	102,009	—	102,009
Income tax expense	20,334	(13,631)(b)	6,703
Net income	81,685	13,621	95,306
Net income attributable to noncontrolling interests	47,741	—	47,741
Net income attributable to EQT GP Holdings, LP	$ 33,934	$ 13,631	$ 47,565
Limited Partners' Interest in Net Income:			
Net income attributable to EQT GP Holdings, LP			$ 47,565
Less: pre-acquisition income allocated to EQT			11,106
Limited partners' interest in net income			$ 36,459
Net income per common unit—basic and diluted			$ 0.15
Weighted average number of common units outstanding—basic and diluted			244,207

See accompanying notes to unaudited pro forma condensed combined financial statements.

EQT GP HOLDINGS, LP
UNAUDITED PRO FORMA STATEMENT OF COMBINED OPERATIONS
YEAR ENDED DECEMBER 31, 2014

	EQT GP Holdings Predecessor Historical	Pro Forma Adjustments	EQT GP Holdings, LP Pro Forma
		(Thousands)	
Operating revenues	$476,547	$ —	$476,547
Operating expenses:			
Operating and maintenance	55,276	—	55,276
Selling, general and administrative	48,505	—	48,505
Depreciation and amortization	46,054	—	46,054
Total operating expenses	149,835	—	149,835
Operating income	326,712	—	326,712
Other income	2,349	—	2,349
Interest expense	30,856	—	30,856
Income before income taxes	298,205	—	298,205
Income tax expense	70,619	(38,914)[b]	31,705
Net income	227,586	38,914	266,500
Net income attributable to noncontrolling interests	124,025	—	124,025
Net income attributable to EQT GP Holdings, LP	$103,561	$ 38,914	$142,475
Limited Partners' Interest in Net Income:			
Net income attributable to EQT GP Holdings, LP			$142,475
Less: pre-acquisition income allocated to EQT			53,878
Limited partners' interest in net income			$ 88,597
Net income per common unit—basic and diluted			$ 0.36
Weighted average number of common units outstanding—basic and diluted			244,207

See accompanying notes to unaudited pro forma condensed combined financial statements.

EQT GP HOLDINGS, LP
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
MARCH 31, 2015

	EQT GP Holdings Predecessor Historical	Pro Forma Adjustments	EQT GP Holdings, LP Pro Forma
		(Thousands)	
ASSETS			
Cash and cash equivalents	$ 211,616	$ —	$ 211,616
Accounts receivable, net	16,461	—	16,461
Accounts receivable—affiliate	59,371	—	59,371
Other current assets	12,353	—	12,353
Net property plant & equipment	1,649,353	—	1,649,353
Deferred income taxes, net	370,490	(370,490)[b]	—
Equity in nonconsolidated investments	45,886	—	45,886
Other assets	17,828	—	17,828
TOTAL ASSETS	$ 2,383,358	$ (370,490)	$ 2,012,868
LIABILITIES, EQUITY AND PARTNERS' CAPITAL			
Accounts payable	$ 21,562	$ —	$ 21,562
Due to related party	231,441	(200,468)[b]	30,973
Other current liabilities	8,131	—	8,131
Short-term loans	299,000	—	299,000
Long-term debt	492,825	—	492,825
Lease obligation	144,794	—	144,794
Other long-term liabilities	7,872	—	7,872
Common unitholders—public	—	450,000 [a]	450,000
Common unitholders—EQT	—	(1,308,695)[c] (450,000)[a]	(1,758,695)
Partners' capital	(1,138,673)	(170,022)[b] 1,308,695 [c]	—
Noncontrolling interests	2,316,406	—	2,316,406
TOTAL LIABILITIES, EQUITY AND PARTNERS' CAPITAL	$ 2,383,358	$ (370,490)	$ 2,012,868

See accompanying notes to unaudited pro forma condensed combined financial statements.

EQT GP HOLDINGS, LP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

The historical financial information is derived from the audited annual and unaudited interim historical combined financial statements of the Predecessor. The pro forma adjustments have been prepared to present the impact of transactions described in this prospectus, including those to be effected at the closing of the initial public offering of EQGP as if such transactions occurred as of January 1, 2014, in the case of the unaudited pro forma combined statement of operations for the three months ended March 31, 2015 and for the year ended December 31, 2014 and on March 31, 2015, in the case of the unaudited pro forma condensed combined balance sheet. The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments.

Upon completion of this offering, EQGP anticipates incremental selling, general and administrative expenses of approximately $3.0 million per year as a result of becoming a publically traded partnership, including expenses associated with annual and quarterly reporting; tax return and schedule K-1 preparation and distribution expenses; Sarbanes Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; and director compensation. The unaudited pro forma condensed combined financial statements do not reflect these incremental selling, general and administrative expenses.

Additionally, upon completion of this offering, EQGP will adopt the EQT GP Services, LLC 2015 Long-Term Incentive Plan for the employees, directors and consultants of our general partner and its affiliates including EQM, who perform services for us. No additional expense related to this plan has been included as an adjustment in the unaudited pro forma condensed combined financial statements.

2. Pro Forma Adjustments and Assumptions

The pro forma adjustments are based on currently available information and certain estimates and assumptions, and therefore the actual effects of these transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments are provided as follows:

(a) The sale of 20,000,000 common units by EQT Gathering Holdings, to the public, at an assumed initial public price of $22.50 per common unit, representing an 8.2% limited partner interest in us. As described elsewhere in "Use of Proceeds", EQGP will not receive any proceeds from the sale of the units in this Offering.

(b) The elimination of current and deferred income taxes as a result of EQGP's partnership status for U.S. federal and state income tax purposes. As of March 31, 2015, the $200.5 million adjustment to due to related party eliminates the current income tax payable to EQT and the $370.5 million adjustment to deferred income taxes, net eliminates the cumulative deferred income tax balance. Income tax expense of $13.6 million and $38.9 million was eliminated for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively. The remaining income tax expense for each period presented relates to earnings generated by NWV Gathering prior to the NWV Gathering Acquisition and Jupiter prior to the Jupiter Acquisition and will not be eliminated subsequent to the closing of this offering.

(c) The conversion of the Predecessor adjusted net partners' capital to EQT's common unitholder interest.

EQT GP HOLDINGS PREDECESSOR
COMBINED BALANCE SHEETS (UNAUDITED) (a)

	Supplemental Pro Forma March 31, 2015	March 31, 2015	December 31, 2014
		(Thousands)	
ASSETS			
Current assets:			
Cash and cash equivalents	$ 211,616	$ 211,616	$ 171,291
Accounts receivable (net of allowance for doubtful accounts of $245 and $260 as of March 31, 2015 and December 31, 2014, respectively)	16,461	16,461	16,492
Accounts receivable—affiliate	59,371	59,371	55,068
Other current assets	12,353	12,353	1,710
Total current assets	299,801	299,801	244,561
Property, plant and equipment	1,876,267	1,876,267	1,821,803
Less: accumulated depreciation	(226,914)	(226,914)	(216,486)
Net property, plant and equipment	1,649,353	1,649,353	1,605,317
Deferred income taxes, net	370,490	370,490	258,744
Equity in nonconsolidated investments	45,886	45,886	—
Other assets	17,828	17,828	18,057
Total assets	$ 2,383,358	$ 2,383,358	$2,126,679
LIABILITIES, EQUITY AND PARTNERS' CAPITAL			
Current liabilities:			
Accounts payable	$ 21,562	$ 21,562	$ 43,785
Due to related party	231,441	231,441	409,931
Distribution payable to EQT	61,499	—	—
Distribution payable to noncontrolling interests	29,827	—	—
Short-term loans	299,000	299,000	—
Other current liabilities	8,131	8,131	17,393
Total current liabilities	651,460	560,134	471,109
Long-term debt	492,825	492,825	492,633
Lease obligation	144,794	144,794	143,828
Other long-term liabilities	7,872	7,872	7,111
Total liabilities	1,296,951	1,205,625	1,114,681
Equity and partners' capital:			
Partners' capital	(1,200,172)	(1,138,673)	(775,342)
Noncontrolling interests	2,286,579	2,316,406	1,787,340
Total equity and partners' capital	1,086,407	1,177,733	1,011,998
Total liabilities, equity and partners' capital	$ 2,383,358	$ 2,383,358	$2,126,679

(a) Financial statements for the three months ended March 31, 2015 and 2014 have been retrospectively recast to reflect the inclusion of NWV Gathering. See Note 2.

See notes to combined financial statements.

EQT GP HOLDINGS PREDECESSOR
COMBINED STATEMENTS OF EQUITY AND PARTNERS' CAPITAL (UNAUDITED) (a)

	Partners' Capital	Noncontrolling Interests	Total
	(Thousands)		
Balance at January 1, 2014	$ 283,793	$ 828,667	$1,112,460
Net income	29,879	18,742	48,621
Net contributions from EQT	28,437	—	28,437
Distributions to EQM noncontrolling interests	—	(12,432)	(12,432)
Equity-based compensation plans	1,060	—	1,060
Balance at March 31, 2014	$ 343,169	$ 834,977	$1,178,146
Balance at January 1, 2015	$ (775,342)	$1,787,340	$1,011,998
Net income	33,934	47,741	81,675
Net contributions from EQT	355,790	—	355,790
Acquisitions from affiliates	(925,683)	—	(925,683)
EQM equity transactions (b)	52,500	696,681	749,181
Changes in ownership of EQM, net	119,557	(192,511)	(72,954)
Distributions to EQM noncontrolling interests	—	(22,845)	(22,845)
Equity-based compensation plans	571	—	571
Balance at March 31, 2015	$(1,138,673)	$2,316,406	$1,177,733

(a) Financial statements for the three months ended March 31, 2015 and 2014 have been retrospectively recast to reflect the inclusion of NWV Gathering. See Note 2.

(b) Includes the impact of EQM's public equity offering and units issued in connection with the NWV Gathering Acquisition from EQT as defined and described in Note 2.

See notes to combined financial statements.

EQT GP Holdings, LP

20,000,000 Common Units
Representing Limited Partner Interests

Prospectus

, 2015

Barclays
Goldman, Sachs & Co.

Through and including , 2015 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. *Other Expenses of Issuance and Distribution.*

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 64,142
FINRA filing fee	83,300
NYSE listing fee	191,000
Printing and engraving expenses	450,000
Fees and expenses of legal counsel	1,800,000
Accounting fees and expenses	605,000
Transfer agent and registrar fees	5,000
Miscellaneous	51,558
Total	3,250,000

Item 14. *Indemnification of Directors and Officers.*

The section of the prospectus entitled "The Partnership Agreement of EQT GP Holdings, LP—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will enter into indemnification agreements (Indemnification Agreement) with each of its officers and directors (each, an Indemnitee). Each Indemnification Agreement will provide that our general partner will indemnify and hold harmless each Indemnitee against all expense, liability and loss (including attorneys' fees, judgments, fines or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by the Indemnitee in connection with serving in his or her capacity as an officer or director of our general partner (or of any subsidiary of our general partner) or in any capacity at the request of our general partner or its board of directors to the fullest extent permitted by applicable law, including Section 18-108 of the Delaware Limited Liability Company Act in effect on the date of the agreement or as such laws may be amended to provide more advantageous rights to the Indemnitee. Each Indemnification Agreement will also provide that the general partner must advance payment of certain expenses to the Indemnitee, including fees of counsel, in advance of final disposition of any proceeding subject to receipt of an undertaking from the Indemnitee to return such advance if it is ultimately determined that the Indemnitee is not entitled to indemnification.

EQT's bylaws provide that it must indemnify to the fullest extent permitted by applicable law any person made, or threatened to be made, a party in any action, suit or proceeding (whether civil, criminal, administrative, arbitrative or investigative), by reason of the fact that he or she is or was one of EQT's directors or officers or by reason of the fact that such director or officer, at EQT's request, is or was serving as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity. EQT is not required to indemnify anyone in connection with any proceeding initiated by such person unless it was authorized by the EQT board of directors or is brought to enforce the right to indemnification.

EQT has also entered into individual indemnification agreements with each of its directors and certain executive officers. These agreements indemnify these individuals to the fullest extent permitted